Form 10-K405, Exhibit 13
period 1999-12-31
TOTAL CONTAINMENT INC
filed 2000-03-29
CIK 913666

[LOGO]


To Our Shareholders:

     Total Containment completed a difficult 1999 after the record year experienced in 1998. The mergers of various major oil companies and the extension of the EPA deadline for conformity with tank deregulation created an overall slowdown in underground gas station construction which reduced revenues dramatically and pushed back in time the opportunities which the industry had hoped to capture. This slowdown, coupled with our aggressive investment program initiated in late 1997 for both our pipe manufacturing facility and the pipe replacement program, put a great deal of strain on the financial situation of the Company during 1999. I would now like to tell you a little more about our achievements, disappointments, and progress made during 1999.

Achievements

Product Positioning

     We have positioned our products to provide system flexibility to adapt to the potential change in fuel additives to replace Methyl Tertiary Butyl Ether ("MTBE's"). We have developed, over the last 10 years, an expertise to deal with very sophisticated materials to provide the hardest and the best anti-permeation inner layer in the industry. Both of these strengths, as well as superior pipe construction, allow for the easiest installation worldwide. Depending on the ultimate choice of fuel additive, our current development program should allow our retractable piping systems to remain the easiest to install while providing the flexibility to meet future requirements without breaking concrete.

     As regulators push for "dry" underground systems, Total Containment has developed TotalGard(R) services to eliminate water intrusion into underground piping systems. Utilizing years of experience and our patented Resump(TM) technology, Total Containment can solve water intrusion problems, without digging up a site, requiring minimal downtime and at a fraction of the cost of new site installation.

Pipe Manufacturing Capabilities

     As of November 1999, Total Containment completed the task of bringing in house the entire pipe manufacturing process by purchasing and installing a "Corrugator," a plastic extruder that makes the various base pipes for the Company's piping products. Previously, this base pipe was manufactured by an outside vendor. The Corrugator is expected to allow the Company to reduce scrap, product lead times, and overall cost of its products as well as allow the Company greater possibility regarding research and development.

Disappointments

Sales

     In 1999, the Company experienced a significant decrease in sales, due primarily to the mergers of several large oil companies and their temporary reductions in capital spending while awaiting Federal Trade Commission approvals and due also to the extension of the EPA deadline for conformity with tank regulations. The Company's net sales decreased to $24.9 million in 1999 from $53.6 million in 1998. This decrease affected both our product sales as well as field service operation revenues.

Profits

     Net income decreased substantially from net income of $4.6 million in 1998 to a net loss of $6.2 million in 1999. Total Containment was late in reacting to such a sudden change in industry volume but nevertheless made significant reductions in personnel levels and activities during the year. However it was not sufficient to maintain profitable levels.

Pipe Replacement Program

     Following a thorough assessment to deal with the deteriorating piping previously supplied to us by Dayco Products, Inc. prior to 1994, we committed to a very substantial proactive plan in 1997 and 1998 to replace this product. Unfortunately, cash flows from operations did not allow us to continue the pipe replacement program in 1999 at the same levels as 1997 and 1998. Total Containment expects to continue replacing pipe as results from operations permit.

     We continued pursuing litigation against Dayco Products, Inc. to recover the damages we sustained as a result of Dayco's deteriorating pipe.

Outlook

     During 1997, 1998 and 1999, Total Containment, Inc. laid the foundation for enhanced profitability with a plan for increased sales, efficiencies and continued cost reduction. Unfortunately, the significant reduction in industry volume did not allow the Company to realize these cost reductions and we incurred substantial one-time expenditures to reduce personnel and cancel activities. The good news is that we anticipate that the great majority of the service stations not in conformity with current regulations will start to install new underground containment systems in order to be in compliance with the regulations within the mandated time periods. We also anticipate that once the mergers of the major oil companies are approved and completed, they will resume their capital expenditure programs. We also anticipate that established retailers not previously involved in the petroleum industry will build stations this year. We also anticipate that our new unique TotalGard product which is designed to cater to new regulations for dry containment systems should provide ample opportunity to resume growth and profitability.

                                         Very truly yours,


                                         /s/ Pierre Desjardins
                                         ---------------------------------------
                                         Pierre Desjardins
                                         Chairman and Chief Executive Officer


                                         /s/ John R. Wright, Jr.
                                         ---------------------------------------
                                         John R. Wright, Jr.
                                         President and Chief Operating Officer

                            SELECTED FINANCIAL DATA

     The following table sets forth certain consolidated summary financial data of the Company for the periods presented.

                                                     YEAR ENDED DECEMBER 31,
                                         ------------------------------------------------
                                          1995      1996       1997      1998      1999
                                         -------   -------   --------   -------   -------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..............................  $39,069   $37,730   $ 45,649   $53,582   $24,913
Cost of sales (excluding warranty
  expense).............................   23,058    24,288     30,698    30,991    20,618
                                         -------   -------   --------   -------   -------
                                          16,011    13,442     14,951    22,591     4,295
Warranty expense.......................      573       747      1,396     1,636       710
Special pipe warranty charge
  (reversal)(1)(2).....................    7,500        --     17,200    (3,347)      800
                                         -------   -------   --------   -------   -------
Gross profit (loss)....................    7,938    12,695     (3,645)   24,302     2,785
Selling, general and administrative....   10,262    10,665     12,307    12,261    11,510
Amortization of patents, licenses and
  goodwill(3)(4).......................      483       508        521       430       245
Loss on write-off of patent and patent
  license(4)...........................       --        --        565     3,727        --
Other operating expense(5).............       --        --      1,800        --        --
                                         -------   -------   --------   -------   -------
Income (loss) from operations..........   (2,807)    1,522    (18,838)    7,884    (8,970)
Interest expense.......................      146       362        627       537       725
Other expense(6).......................      407        --         --        --        --
                                         -------   -------   --------   -------   -------
Income (loss) before income taxes......   (3,360)    1,160    (19,465)    7,347    (9,695)
Income tax expense (benefit)...........   (1,112)      762     (7,109)    2,759    (3,525)
                                         -------   -------   --------   -------   -------
Net income (loss)(7)...................  $(2,248)  $   398   $(12,356)  $ 4,588    (6,170)
Preferred stock dividend(8)............       --        --         --       264       307
                                         -------   -------   --------   -------   -------
Net income (loss) applicable to common
  shareholders.........................  $(2,248)  $   398   $(12,356)  $ 4,324   $(6,477)
                                         =======   =======   ========   =======   =======
Earnings (loss) per common
  share-basic(9).......................  $  (.48)  $   .09   $  (2.66)  $   .93   $ (1.39)
                                         =======   =======   ========   =======   =======
Earnings (loss) per common share --
  assuming dilution....................  $  (.48)  $   .08   $  (2.66)  $   .89   $ (1.39)
                                         =======   =======   ========   =======   =======

                                                           DECEMBER 31,
                                         ------------------------------------------------
                                          1995      1996       1997      1998      1999
                                         -------   -------   --------   -------   -------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital........................  $ 8,224   $ 8,261   $  1,128   $ 4,761   $  (469)
Goodwill, patents and patent rights and
  license, net(2)(3)...................   10,317    10,700      9,672     6,102     5,810
Deferred income taxes..................    3,228     1,701      7,420     4,377     8,124
Total assets...........................   30,702    34,965     40,047    37,155    30,792
Line of credit borrowings(10)(11)......      251     3,677      3,197     3,388     3,189
Debt(12)...............................      654     2,664      3,049     2,394     4,102
Stockholders' equity(8)................   18,616    19,016      6,440    14,821    12,242

------------------
 (1) As a result of a review performed during 1998 of the progress regarding the Company's replacement of deteriorating pipe supplied by Dayco Products, Inc. ("Dayco") prior to 1994 which the Company sold to end-users, as well as the costs expected to be incurred to complete this process, the Company recorded, during the third quarter of 1998, a reduction of the warranty reserve of approximately $3.3 million.

 (2) As a result of a review performed during the fourth quarter of 1999 of the progress regarding the Company's replacement of deteriorating pipe supplied by Dayco, and the effects of the Company's decision, during the second quarter of 1999, to only replace pipe at locations where the pipe is significantly deteriorated, as well as the costs expected to be incurred to complete this process, the Company recorded, during the fourth quarter of 1999, a charge to the warranty reserve of $800,000.

 (3) In connection with the initial public offering by the Company of 1,346,600 shares of its common stock (the "Offering"), the Company acquired the Tank Jacket patent from Groupe Treco Ltee ("Treco"), in consideration of the issuance by the Company to Treco of 45,000 shares of the Company's common stock. The Tank Jacket patent was valued at $427,500. See Note 12 of Notes to Consolidated Financial Statements.

 (4) Due to a judicial order issued in September 1998 in litigation between the Company and Environ Products, Inc., which declared invalid a patent licensed by the Company, the Company wrote off in 1998 approximately $3.7 million of current unamortized cost of the patent license. See Note 12 of Notes to Consolidated Financial Statements.

 (5) The other expense of $1.8 million incurred in 1997 was associated with the legal settlement regarding licensing of certain patented technology.

 (6) In 1995, the Company incurred non-recurring transaction expenses, consisting primarily of legal fees and special committee and board fees of approximately $407,000, related to negotiations with a third party and certain members of management with respect to their proposed acquisition of the Company. In August 1995, the Company announced that the acquisition negotiations had been terminated and charged all costs associated therewith to other expense.

 (7) The net loss in 1997, resulting principally from the $20.4 million of warranty and other expense in 1997, created a deferred tax asset of approximately $7.4 million. This future tax asset is reflected under "Deferred Income Taxes" (both current and long-term) on the Company's balance sheet which will be deductible in future years.

 (8) On March 17, 1998, the Company's principal shareholder purchased from the Company 400 shares of authorized Series A Floating Rate Preferred Stock of the Company at $10,000 cash per share or $4 million in the aggregate. In December 1999, the Company's principal shareholder purchased an additional 400 shares of authorized Series B Floating Rate Preferred Stock of the Company at $10,000 cash per share or $4 million in the aggregate.

 (9) Based on approximately 4.6 million weighted average shares outstanding during 1995, 1996, 1997, 1998 and 1999.

(10) Increases in the line of credit and debt in 1996 were due to increased working capital requirements for, among other things, warranty charges related to the Enviroflex(R) pipe, as well as two term loans for expansion and the acquisition of American Containment, Inc.

(11) In December 1999, the Company entered into a new $5 million line of credit which expires in June 2001. The line of credit is to be used for working capital purposes.

(12) In September 1999, the Company refinanced all of its existing long-term debt with a new $4 million facility with Finloc Inc. Proceeds from the loan were used to repay $1.9 million of long-term debt, $1 million was used to pay down the existing short-term line of credit and approximately $1.1 million was used to pay existing vendors who had supplied various components in connection with the Company's installation of its corrugator.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Except for historical information, this report may be deemed to contain "forward-looking" statements. The Company desires to avail itself of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act") and is including this cautionary statement for the express purpose of availing itself of the protection afforded by the Act.

     These forward-looking statements include statements with respect to the Company's vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business of the Company, including but not limited to, (i) projections of revenues, costs of raw materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, the effect of currency fluctuations, capital structure and other financial items, (ii) statements of plans of and objectives of the Company or its management or board of directors, including the introduction of new products, or its management or board of directors, including the introduction of new products, or estimates or predictions of actions by customers, suppliers, competitors or regulating authorities, (iii) statements of future economic performance, (iv) statements of assumptions, such as the prevailing weather conditions in the Company's market areas, and other statements about the Company or its business, and (v) statements preceded by, followed by or that include the words "may," "could," "should," "pro forma," "looking forward," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," or similar expressions. These forward-looking statements involve risks and uncertainties, which are subject to change based on various important factors (some of which, in whole or in part, are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements: (1) the strength of the United States and global economies in general and the strength of the regional and local economies in which the Company conducts operations; (2) the effects of, and changes in, U.S. and foreign governmental trade, monetary and fiscal policies and laws; (3) the timely development of competitive new products and services by the Company and the acceptance of such products and services by the Company and the acceptance of such products and services by the Company and the acceptance of such products and services by customers; (4) the willingness of customers to substitute competitors' products and services and vise versa; (5) the impact on operations of changes in U.S. and foreign governmental laws and public policy, including environmental regulations; (6) the level of export sales impacted by export controls, changes in legal and regulatory requirements, policy changes affecting the markets, changes in tax laws and tariffs, exchange rate fluctuations, political and economic instability, and accounts receivable collection; (7) changes in capital expenditures by major oil companies resulting from proposed and completed mergers and consolidations of the oil companies; (8) technological changes; (9) regulatory or judicial proceedings; and (10) the success of the Company at managing the risks involved in the foregoing.

     The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

     The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements of the Company, including the related notes thereto, appearing elsewhere herein.

RESULTS OF OPERATIONS -- 1997-1999

     The following table sets forth, for the periods indicated, certain financial data as a percentage of net sales:

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                1997        1998        1999
                                                                -----       -----       -----
Net sales................................................       100.0%      100.0%      100.0%
Cost of sales (excluding warranties).....................        67.2        57.8        82.8
                                                                -----       -----       -----
                                                                 32.8        42.2        17.2
Warranty expense.........................................         3.1         3.0         2.8
Special pipe warranty charge (reversal)..................        37.7        (6.2)        3.2
                                                                -----       -----       -----
Gross profit.............................................        (8.0)       45.4        11.2
Selling, general and administrative......................        27.0        22.9        46.2
Amortization of patents, licenses and goodwill...........         1.1         0.8         1.0
Loss on write-off of patent and patent license...........         1.2         7.0          --
Other operating expense..................................         3.9          --          --
                                                                -----       -----       -----
Operating income (loss)..................................       (41.2)       14.7       (36.0)
Interest expense.........................................         1.4         1.0         2.9
                                                                -----       -----       -----
Income (loss) before income taxes........................       (42.6)       13.7       (38.9)
Income tax expense (benefit).............................       (15.6)        5.1       (14.1)
                                                                -----       -----       -----
Net income (loss)........................................       (27.0)%       8.6%      (24.8)%
                                                                -----       -----       -----
Preferred stock dividend.................................          --          .5         1.2
                                                                -----       -----       -----
Net income (loss) applicable to common shareholders......       (27.0)%       8.1%      (26.0)%
                                                                =====       =====       =====

1999 VERSUS 1998

NET SALES

     The Company's net sales for the year ended December 31, 1999 were $24.9 million compared to $53.6 million for the year ended December 31, 1998, a decrease of 53.5%. The decrease was attributable to a decrease in sales from both our flexible underground piping system products, and our field operations at our American Containment, Inc. subsidiary, partly attributable to a general slowdown in new construction and renovation of petroleum service stations despite the large number of service stations still not in compliance with the federally mandated regulations. The decrease was also caused in part by the Environmental Protection Agency's ("EPA") extension of the deadline for conformity to new tank regulations. The recently announced merger plans of several large oil companies has resulted in a decrease in their capital expenditure plans (with some large oil companies, a temporary suspension) which has also had a negative impact on the Company's revenues.

GROSS PROFIT (LOSS)

     The primary component of the Company's cost of sales is the product manufacturing costs incurred by the Company as well as costs paid to various third party manufacturers. Other components are the variable and fixed costs of operating the Company's manufacturing, field service and warehousing operations, depreciation of molds, tools and equipment, and warranty expense. The Company's gross profit after the warranty provision for the year ended December 31, 1999 was $2.8 million compared to a $24.3 million profit after the warranty provision for the year ended December 31, 1998. The decrease is due primarily to the decrease in product sales volume as well as a decrease in the field service operation sales volume. Additionally, at the lower revenue levels, manufacturing, warehousing and field service costs were not fully absorbed. As a result of a review performed during the fourth quarter of 1999 of the progress regarding the Company's replacement of deteriorating pipe supplied by Dayco, and the effects of the Company's decision, during the second quarter of 1999, to selectively replace pipe as operations permit, as well as the costs expected to be incurred to complete this process, the Company recorded, during the fourth quarter of 1999, a charge to the warranty reserve of $800,000. As a result of a review performed in 1998 of the progress made regarding this replacement pipe program, including the costs then expected to be incurred to complete this process, the Company recorded a reduction of the warranty reserve of approximately $3.3 million in 1998.

     Comparing margins before the effect of the warranty provision, the Company experienced a decrease in gross profit primarily from decreased sales of our main piping products and field service operations and the resultant unabsorbed manufacturing, warehousing and field operation costs.

     The Company's gross profit percentage after the effect of the warranty provision decreased to 11.2% for the year ended December 31, 1999, compared to a gross profit percentage after the effect of the warranty provision of 45.4% for the year ended December 31, 1998. The gross margin for 1999 was adversely affected by the decrease in product sales volume as well as a decrease in the field service operation sales volume and the unabsorbed manufacturing, warehousing and field services operations costs. The gross profit margin percentage was also adversely affected by the special warranty charge of $800,000. The gross margin for 1998 experienced a benefit from the $3.3 million reduction of the warranty reserve. The Company's gross profit percentage before effect of the warranty provision for the year ended December 31, 1999 decreased to 17.2%, compared to a gross profit percentage before the effect of the warranty provision of 42.2% for the year ended December 31, 1998. The decrease was primarily attributable to the decrease in product sales volume as well as a decrease in the field service operation sales volume.

OPERATING EXPENSE

     Selling, general and administrative expenses consist primarily of salaries and related benefits, payroll taxes, commissions, royalties, legal expenses and other general, administrative and overhead costs. Selling, general and administrative expenses for the year ended December 31, 1999 were $11.5 million, compared to $12.3 million for the year ended December 31, 1998. The decrease from 1998 to 1999 resulted mainly from a decrease in personnel headcount and activity levels due to cost reductions initiated by the Company during the second quarter of 1999. These reductions are partially offset by approximately $1.5 million in one-time charges for reductions in operations, shutdown of certain activities, write down of certain asset valuations, severance costs, truck lease termination expenses, bank line of credit renegotiation costs, accounts receivable reserves and insurance coverage adjustments.

AMORTIZATION OF INTANGIBLES

     Amortization of intangibles consists of the amortization of goodwill over a period of 40 years and the amortization of various patents and licenses that are amortized on a straight-line basis over the estimated lives of the patents (which range from 13 to 17 years) at the acquisition date or subsequent issuance date. The decrease in amortization expense to $244,884 in fiscal 1999 from $430,468 in fiscal 1998 is due to the write off of the patent license in the third quarter of 1998 (See Note 12 of Notes to Consolidated Financial Statements).

OTHER EXPENSE

     Other expense of $3.7 million incurred during the year ended December 31, 1998 was associated with the write off of a patent license (originally capitalized by the Company) in connection with litigation which invalidated the underlying patent. The Company does not believe that the loss of the patent has had or will have a material adverse effect on its business. (See Note 12 of Notes to Consolidated Financial Statements).

INTEREST EXPENSE

     Interest expense for the year ended December 31, 1999 was $725,003, compared to $536,490 for the year ended December 31, 1998. Interest expense is incurred on term loans that were used for acquisitions and purchasing equipment and under the Company's working capital line of credit. The increase is due to a higher average balance outstanding on the Company's lines of credit during 1999 compared to 1998 that were used to fund the operations of the Company during 1999 (see Note 7 of the Consolidated Financial Statements.) The increase is also due to a higher variable lending rate experienced in the second half of 1999 compared to 1998.

INCOME TAXES

     The income tax benefit for the year ended December 31, 1999 was $3.5 million compared to an expense of $2.8 million for the year ended December 31, 1998. The Company's effective tax rate was 36.3% during 1999 compared to an effective tax rate of 37.6% in 1998. In recognizing this benefit in the 1999 period, the Company increased its deferred tax asset on its balance sheet. Realization of deferred tax assets associated with net operating loss (NOL) carryforwards is dependent upon generating sufficient taxable income prior to their expiration. Management believes that the general slowdown that the Company experienced in its market during 1999 is temporary in nature. Management also believes that when the mergers of the several large oil companies are approved by the Federal Trade Commission and when these large oil companies plan and execute their new capital expenditure plans, the Company will experience an increase in its revenues and will return to profitable operations. Based on current projections by management, the expected taxable earnings for the near future are sufficient to realize the current value of the deferred tax assets. These projections include results of operations from both product sales as well as field service operations, and possible outcomes of the Dayco lawsuit. Although realization is not assured for the remaining deferred tax assets at December 31, 1999 the Company currently believes that it is more likely than not that this asset will be realized in future years as a result of taxable income to be generated by its overall operations, but will continue to monitor the valuation of this asset on an ongoing basis.

PREFERRED STOCK DIVIDENDS

     In 1999, the Company accrued a dividend of $306,599 on the Company's outstanding Series A and B Floating Rate Preferred Stock (the "Preferred Stock"). (See Note 10 of Notes to Consolidated Financial Statements).

NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS

     The Company's net loss applicable to common shareholders for the year ended December 31, 1999 was $6.5 million, or $1.39 per share, compared to net income applicable to common shareholders of $4.3 million, or $.93 per share, for the year ended December 31, 1998. The decrease of $10.8 million was primarily a result of the decrease in product sales volume as well as a decrease in the field service operation sales volume, unabsorbed manufacturing, warehousing and field service costs, charges associated with the shutdown or curtailment of several activities of the Company and the 1999 special warranty charge of $800,000. The 1998 results were adversely affected by the $3.7 million write off of a patent license, which was substantially offset by the reversal of $3.3 million of the warranty reserve.

1998 VERSUS 1997

NET SALES

     The Company's net sales for the year ended December 31, 1998 were $53.6 million compared to $45.6 million for the year ended December 31, 1997, an increase of 17.4%. The increase was primarily attributable to increased sales from our field operations at our American Containment, Inc. subsidiary, as well as continued strong sales of our flexible underground piping systems driven by the buoyancy of the North American market.

GROSS PROFIT (LOSS)

     The Company's gross profit after the warranty provision for the year ended December 31, 1998 was $24.3 million compared to a $3.6 million loss after the warranty provision for the year ended December 31, 1997. During 1997, the Company recorded warranty expense of $18.6 million primarily to cover the cost of replacing deteriorating pipe (see Note 2 of Notes to Consolidated Financial Statements). As a result of a review performed in 1998 of the progress made regarding this replacement pipe program, including the costs then expected to be incurred to complete this process, the Company recorded a reduction of the warranty reserve of approximately $3.3 million in 1998. The Company has been able to significantly reduce the cost of performing the pipe replacement program by managing more efficiently the use of outside contractors as well as controlling the costs incurred by the Company's service crews.

     Comparing margins before the effect of the warranty provision, the Company experienced an increase in gross profit primarily from increased sales and reduced costs of producing our main piping products. The integration of our pipe manufacturing plant in October 1997, coupled with lower costs in certain other products due to our cost reduction program initiated in the second half of 1997 has reduced the overall cost of the Company's products. The Company also experienced an increase in gross margin due to a decrease in the costs of producing certain fiberglass products at its Bakersfield, California operations.

     The Company's gross profit percentage after the effect of the warranty provision increased to 45.4% for the year ended December 31, 1998, compared to a gross loss after the effect of the warranty provision of 8.0% for the year ended December 31, 1997. The gross margin for 1997 was adversely affected by the $18.6 million warranty charge. The gross margin for 1998 experienced a benefit from the $3.3 million reduction of the warranty reserve. The Company's gross profit percentage before effect of the warranty provision for the year ended December 31, 1998 increased to 42.2%, compared to a gross profit percentage before the effect of the warranty provision of 32.8% for the year ended December 31, 1997. The increase was primarily attributable to the reduced costs of our main piping products as well as lower costs in certain other products.

OPERATING EXPENSE

     Selling, general and administrative expenses for the year ended December 31, 1998 were $12.26 million, compared to $12.31 million for the year ended December 31, 1997. The Company experienced a decrease in overall legal costs but it was almost entirely offset by an increase in bad debt expense and training costs related to the implementation of our new information system.

AMORTIZATION OF INTANGIBLES

     The decrease in amortization expense to $430,468 in fiscal 1998 from $521,077 in fiscal 1997 is due to the write off of the patent license in the third quarter of 1998 (See Note 12 of Notes to Consolidated Financial Statements).

OTHER EXPENSE

     Other expense of $3.7 million incurred during the year ended December 31, 1998 was associated with the write off of a patent license originally capitalized by the Company in connection with litigation, which invalidated the underlying patent. The Company does not believe that the loss of the patent has had or will have a material adverse effect on its business. (See Note 12 of Notes to Consolidated Financial Statements). The other expense of $1.8 million incurred in the year ended December 31, 1997 was associated with the legal settlement regarding licensing of certain patented technology. The Company also incurred $564,684 of other expense during 1997 related to the write off of a patent of a product line that has been discontinued.

INTEREST EXPENSE

     Interest expense for the year ended December 31, 1998 was $536,490, compared to $626,575 for the year ended December 31, 1997. Interest expense is incurred on term loans that were used for purchasing equipment and under the Company's working capital line of credit. The decrease is due to a lower average balance outstanding on the Company's line of credit during 1998 compared to 1997 due to the proceeds from the issuance of the $4 million of Preferred Stock, and a decrease in the interest rate charged on the line of credit (see Note 7 of the Consolidated Financial Statements.)

INCOME TAXES

     Income taxes for the year ended December 31, 1998 were $2.8 million compared to a benefit of $7.1 million for the year ended December 31, 1997. The Company's effective tax rate was 38% during 1998 compared to an effective tax rate of 37% in 1997. The Company provided a valuation allowance of $275,465 for state deferred income tax assets in 1997 but removed the valuation allowance in 1998 due to the expectation that they will be fully realized.

PREFERRED STOCK DIVIDENDS

     In 1998, the Company accrued a dividend of $264,301 on the Company's outstanding Series A Floating Rate Preferred Stock (the "Preferred Stock"). (See
Note 10 of Notes to Consolidated Financial Statements).

NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS

     The Company's net income applicable to common shareholders for the year ended December 31, 1998 was $4.3 million, or $.93 per share, compared to a loss of $12.4 million, or $2.66 per share, for the year ended December 31, 1997. The increase of $16.7 million was a result of the prior year results containing a $20.4 million pre-tax charge to earnings to increase the company's warranty reserve, to write down certain inventory, as well as to record charges associated with licensing of certain patented technology and the write off of a patent. The 1998 results were adversely affected by the $3.7 million write off of a patent license, which was substantially offset by the reversal of $3.3 million of the warranty reserve. The increase in net income for the year, excluding the previously mentioned charges, resulted from increased sales and an increase in gross margin percentage, which was partially offset by the increase in income tax expense.

SEASONALITY AND ECONOMIC CONDITIONS

     The Company's sales are affected by the timing of planned construction of new service stations and the retrofitting of existing service stations by end users, both of which are influenced by inclement weather and general economic conditions. Accordingly, the Company's net sales and operating results for the quarter ended March 31 are generally adversely affected. The Company's sales have also been adversely affected, to a slight extent, due to the recent Asian economic crisis and political changes in certain Latin American countries.

     The recently announced merger plans of several large oil companies have created a short-term uncertainty regarding their retail operation capital expenditure plans. The Company's 1999 results experienced adverse sales and operating results due to a reduction in capital expenditures by the large oil companies related to their retail operations. The decrease was also caused in part by the EPA's extension of the deadline for conformity to the new tank regulations. The Company believes that once these mergers receive Federal Trade Commission approvals, and the major oil companies execute the requirements mandated by the Federal Trade Commission, the major oil companies will renew their related capital expenditures.

INFLATION

     Management does not believe that inflation has had a material impact upon results of operations during the years ended December 31, 1997, 1998 or 1999.

RECENT ACCOUNTING PRONOUNCEMENTS

     On December 15, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." SFAS No. 128 eliminates the primary and fully diluted earnings per share and requires the presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings. Basic earnings per share excludes the dilution and is computed by dividing income available to common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities and other contracts to issue common stock were exercised and converted into common stock.

     On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards to provide prominent disclosure of comprehensive income items. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Prior period amounts have been restated to conform to the provisions of SFAS No. 130. The adoption of SFAS No. 130 had no impact on the Company's financial position or results of operations.

     On January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires that public business enterprises report certain information about the operating segments in a complete set of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires the reporting of certain information about their products and services, the geographic area in which they operate, and their major customers. The adoption of SFAS No. 131 had no impact on the Company's financial position or results of operations.

     On January 1, 1999, the Company, in accordance with the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP segments an internal use software project into stages and the accounting is based on the stage in which a cost is incurred. The adoption of SOP 98-1 had no material impact on the Company's financial position or results of operations.

UPDATE ON YEAR 2000 ISSUES

     As of the filing date of this Annual Report on Form 10-K, no significant problems have been encountered as a result of computer problems related to operating in calendar year 2000. All known remediation projects and all critical projects throughout Total Containment have been completed. Contingency plans were developed for any process determined to be mission critical to the Company. All manufacturing, shipping and administrative functions have operated normally since January 1, 2000 and no significant problems have been experienced with suppliers or customers.

     The Company has incurred internal staff costs as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare the systems for the year 2000. Testing and conversion of system applications cost approximately $350,000, of which approximately $300,000 was incurred as part of the Company's acquisition of a new information system in 1998.

     In the opinion of management, the Company believes that all of its important business resources, either currently or in the near future, are expected to allow the Company to continue operating through the year 2000 and that there will be no disruption of any material business operation or capability.

FINANCIAL CONDITION; LIQUIDITY AND CAPITAL RESOURCES

     The Company had negative working capital of approximately $469,000 at December 31, 1999, compared to a positive $4.8 million at December 31, 1998. The decrease is due primarily to the 1999 operating loss of the Company and the use by the Company of its short-term line of credit to fund such losses.

     In December 1999, the Company entered into a new short term, $5 million line of credit facility with a new bank. This line of credit, as well as funds from operations, are used to satisfy the Company's working capital needs. This line expires on June 30, 2001. Proceeds from this facility were used to repay the old facility of approximately $3 million. This facility charges interest at a rate of LIBOR plus 1.50% (7.33% as of December 31, 1999) and is guaranteed by Canam Steel Corporation, a subsidiary of The Canam Manac Group, Inc. Canam Steel Corporation charges a fee for this guarantee at the rate of .50% of the outstanding balance. The line of credit requires the Company to maintain $5.0 million in tangible net worth as defined in the agreement.

     In September 1999, the Company refinanced all of its long-term debt of approximately $1.9 million with a new five-year, $4 million facility with Finloc, Inc. ("Finloc"), an affiliate of The Canam Manac Group, Inc. Finloc is currently the holder of approximately 56% of the Company's common stock. The facility charges interest at the rate of LIBOR plus 4.00% (9.83% at December 31, 1999). The loan is in the form of a six-month promissory note, which requires payment of the entire principal and accrued interest at its term. Finloc has provided a written notice of its intent to renew this note every six months for a period of five years with a reduction of principal of approximately $400,000 from the principal of the previous note. The proceeds of this note were used to repay the $1.9 million outstanding under the previous long term facilities, $1 million was used to pay down the existing short term line of credit facility and approximately $1.1 million was used to pay existing vendors who supplied various components in connection with the Company's installation of its corrugator (see
Note 6 of Notes to Consolidated Financial Statements).

     The Company invested $2.2 million, $1.5 million and $2.4 million in capital equipment and leasehold improvements in 1997, 1998 and 1999, respectively. In the fourth quarter of 1999, the Company completed the installation of its pipe manufacturing line at the Oaks, Pennsylvania facility by purchasing, for approximately $2.1 million, and installing a "corrugator," a plastic extruder which makes the base pipe for all of its piping products. Previously, between 1997 and 1999, the Company purchased the base pipe from an outside vendor. The purchase of product molds and tooling constituted $501,000, $197,000 and $188,000 of these capital expenditures in 1997, 1998, and 1999, respectively.

     Because the Company does not discharge a significant amount of material into the environment, the Company does not anticipate that it will incur any material costs or expenses in complying with federal, state and local environmental laws or otherwise relating to the protection of the environment. The Company does not anticipate that it will incur material costs and expenses for research and development necessary to modify its existing product lines to comply with changes in such laws and could, under certain circumstances, become liable with respect to the discharge of materials into the environment that results from a defect in a product.

     The Company believes that its presently available funds, together with cash flow expected to be generated from operations and amounts available under its commitments from its commercial bank, will be adequate to satisfy its anticipated working capital requirements for the foreseeable future.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders,
Total Containment, Inc.

     We have audited the consolidated balance sheets of Total Containment, Inc. (a Pennsylvania Corporation) and Subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Total Containment, Inc. and Subsidiaries at December 31, 1998 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                          /S/  GRANT THORNTON LLP

Philadelphia, Pennsylvania
February 18, 2000

                            TOTAL CONTAINMENT, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1998          1999
                                                             -----------   -----------
                          ASSETS
Current assets:
     Cash..................................................  $   132,164   $   730,822
     Accounts receivable, net of allowance for doubtful
        accounts of $420,499 and $359,839 for 1998 and
        1999, respectively.................................   13,329,081     4,158,027
     Inventories...........................................    7,622,796     5,438,388
     Deferred income taxes.................................    2,850,602     1,535,137
     Other current assets..................................      766,962       624,730
                                                             -----------   -----------
           Total current assets............................   24,701,605    12,487,104
     Molds and tooling, net................................      437,721       329,439
     Property and equipment, net...........................    4,386,726     5,576,097
     Patents, patent rights and licenses, net..............      309,880       250,551
     Goodwill, net.........................................    5,792,391     5,559,608
     Deferred income taxes.................................    1,526,823     6,589,243
                                                             -----------   -----------
                                                             $37,155,146   $30,792,042
                                                             ===========   ===========
           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Line of credit borrowings.............................  $ 3,388,000   $ 3,189,391
     Current portion of long-term debt.....................      667,576       875,292
     Accounts payable, trade and accrued expenses..........    6,147,949     3,588,950
     Accrued preferred stock dividends.....................      264,301       306,599
     Other payable.........................................    4,020,481     4,020,481
     Warranty reserve--current.............................    5,451,992       975,170
                                                             -----------   -----------
           Total current liabilities.......................   19,940,299    12,955,883
Long-term debt.............................................    1,726,798     3,227,097
Non-current warranty.......................................      666,890     2,366,725
                                                             -----------   -----------
           Total liabilities...............................   22,333,987    18,549,705
                                                             -----------   -----------
Commitments and contingencies..............................           --            --
Shareholders' equity:
     Preferred stock--Series A, $10,000 par value;
        authorized, issued and outstanding 400 shares......    4,000,000     4,000,000
     Preferred stock--Series B, $10,000 par value;
        authorized, issued and outstanding 400 shares......           --     4,000,000
     Common stock--$.01 par value; authorized 20,000,000
        shares; 4,652,600 and 4,672,600 shares issued and
        outstanding........................................       46,526        46,726
     Capital in excess of par value........................   13,756,355    13,808,655
     Retained earnings.....................................   (2,815,886)   (9,292,432)
     Accumulated other comprehensive income................     (165,836)     (320,612)
                                                             -----------   -----------
           Total shareholders' equity......................   14,821,159    12,242,337
                                                             -----------   -----------
                                                             $37,155,146   $30,792,042
                                                             ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                            TOTAL CONTAINMENT, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            YEARS ENDED DECEMBER 31,

                                                    1997          1998          1999
                                                ------------   -----------   -----------
Net sales.....................................  $ 45,648,699   $53,581,818   $24,913,485
Cost of sales (excluding warranty expense)....    30,697,518    30,991,472    20,618,098
                                                ------------   -----------   -----------
                                                  14,951,181    22,590,346     4,295,387
Warranty expense..............................     1,396,329     1,635,660       709,727
Special pipe warranty charge (reversal).......    17,200,000    (3,347,567)      800,000
                                                ------------   -----------   -----------
Gross profit (loss)...........................    (3,645,148)   24,302,253     2,785,660
Selling, general and administrative...........    12,307,515    12,261,077    11,510,429
Amortization of patents, licenses and
  goodwill....................................       521,077       430,468       244,884
Loss on write-off of patent and patent
  license.....................................       564,684     3,727,250            --
Other operating expense.......................     1,800,000            --            --
                                                ------------   -----------   -----------
Income (loss) from operations.................   (18,838,424)    7,883,458    (8,969,653)
Interest expense..............................       626,575       536,490       725,003
                                                ------------   -----------   -----------
Income (loss) before income taxes.............   (19,464,999)    7,346,968    (9,694,656)
Income tax expense (benefit)..................    (7,108,795)    2,759,195    (3,524,709)
                                                ------------   -----------   -----------
Net income (loss).............................  $(12,356,204)  $ 4,587,773   $(6,169,947)
Preferred stock dividend......................            --       264,301       306,599
                                                ------------   -----------   -----------
Net income (loss) applicable to common
  shareholders................................  $(12,356,204)  $ 4,323,472   $(6,476,546)
                                                ============   ===========   ===========
Per share data:
Earnings (loss) per common share--basic.......  $      (2.66)  $       .93   $     (1.39)
                                                ============   ===========   ===========
Earnings (loss) per common share assuming
  dilution....................................  $      (2.66)  $       .89   $     (1.39)
                                                ============   ===========   ===========
Weighted average shares used in computation of
  earnings (loss) per common share--basic.....     4,641,600     4,646,000     4,667,855
                                                ============   ===========   ===========
Weighted average shares used in computation of
  earnings (loss) per common share--assuming
  dilution....................................     4,641,600     4,859,872     4,667,855
                                                ============   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                            TOTAL CONTAINMENT, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                            ACCUMULATED
                                                CAPITAL                        OTHER
                       PREFERRED    COMMON     IN EXCESS      RETAINED     COMPREHENSIVE
                         STOCK       STOCK    OF PAR VALUE    EARNINGS     INCOME (LOSS)      TOTAL
                       ----------   -------   ------------   -----------   -------------   -----------
January 1, 1997......  $       --   $46,416   $13,728,778    $ 5,216,846     $  23,539     $19,015,579
Net loss.............                                        (12,356,204)                  (12,356,204)
Equity adjustment
  from foreign
  currency
  translation........                                                         (219,519)       (219,519)
                       ----------   -------   -----------    -----------     ---------     -----------
December 31,
  1997...............          --    46,416    13,728,778     (7,139,358)     (195,980)      6,439,856
Net income...........                                          4,587,773                     4,587,773
Equity adjustment
  from foreign
  currency
  translation........                                                           30,144          30,144
Issuance of preferred
  stock..............   4,000,000                                                            4,000,000
Issuance of common
  stock..............                   110        27,577                                       27,687
Preferred stock
  dividends..........                                           (264,301)                     (264,301)
                       ----------   -------   -----------    -----------     ---------     -----------
December 31,
  1998...............   4,000,000    46,526    13,756,355     (2,815,886)     (165,836)     14,821,159
Net loss.............                                         (6,169,947)                   (6,169,947)
Equity adjustment
  from foreign
  currency
  translation........                                                         (154,776)       (154,776)
Issuance of preferred
  stock..............   4,000,000                                                            4,000,000
Issuance of common
  stock..............                   200        52,300                                       52,500
Preferred stock
  dividends..........                                           (306,599)                     (306,599)
                       ----------   -------   -----------    -----------     ---------     -----------
December 31,
  1999...............  $8,000,000   $46,726   $13,808,655    $(9,292,432)    $(320,612)    $12,242,337
                       ==========   =======   ===========    ===========     =========     ===========

   The accompanying notes are an integral part of these financial statements.

                            TOTAL CONTAINMENT, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEARS ENDED DECEMBER 31,

                                                     1997          1998          1999
                                                 ------------   -----------   -----------
Cash flows from operation activities:
     Net income (loss).........................  $(12,356,204)  $ 4,587,773   $(6,169,947)
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
     Depreciation and amortization.............     1,744,418     1,940,778     1,629,614
     Loss on write-off of patent...............       564,684     3,727,250            --
Change in assets and liabilities:
     Accounts receivable.......................      (561,500)   (5,424,842)    8,834,718
     Inventories...............................      (158,721)     (303,804)    2,138,847
     Other assets..............................     1,081,230     1,525,848        78,953
     Deferred taxes............................    (5,719,438)    3,042,634    (3,746,956)
     Accounts payable, trade and accrued
        expenses...............................       987,414      (436,771)   (2,275,025)
     Other payable.............................     4,020,481            --            --
     Warranty reserve..........................    12,855,711   (11,205,524)   (2,734,445)
                                                 ------------   -----------   -----------
           Net cash provided by (used for)
             operating activities..............     2,458,075    (2,546,658)   (2,244,241)
                                                 ------------   -----------   -----------
Cash flows from investing activities:
     Purchase of molds and tooling.............      (500,688)     (197,066)     (187,948)
     Purchase of property and equipment........    (1,699,212)   (1,279,361)   (2,237,346)
     Patent costs and license fees.............       (67,744)           --            --
                                                 ------------   -----------   -----------
           Net cash used for investing
             activities........................    (2,267,644)   (1,476,427)   (2,425,294)
                                                 ------------   -----------   -----------
Cash flows from financing activities:
     Proceeds from sale of preferred stock.....            --     4,000,000     4,000,000
     Dividends paid on Preferred Stock.........            --            --      (264,301)
     Proceeds from sale of common stock........            --        27,687        52,500
     Borrowings on long-term debt..............     1,154,712       105,000     2,125,392
     Payments on long-term debt................      (770,012)     (759,420)     (417,377)
     Net borrowings (payments) under line of
        credit.................................      (480,000)      191,000      (198,609)
                                                 ------------   -----------   -----------
           Net cash provided by (used for)
             financing activities..............       (95,300)    3,564,267     5,297,605
                                                 ------------   -----------   -----------
Effect of foreign currency exchange rate.......       (99,027)      (21,137)      (29,412)
                                                 ------------   -----------   -----------
Net increase (decrease)........................        (3,896)     (479,955)      598,658
Cash and cash equivalents at beginning of
  year.........................................       616,015       612,119       132,164
                                                 ------------   -----------   -----------
Cash and cash equivalents at end of year.......  $    612,119   $   132,164       730,822
                                                 ============   ===========   ===========
Supplemental cash flow information:
     Interest paid.............................  $    626,575   $   540,469   $   533,105
     Income taxes paid (received) net of
        refunds................................  $ (1,024,129)  $(1,567,063)  $  (369,407)

   The accompanying notes are an integral part of these financial statements.

                            TOTAL CONTAINMENT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS

     Total Containment, Inc. (the "Company") is a leading manufacturer and distributor of underground systems, products and services for the conveyance and containment of petroleum and alcohol based motor vehicle fuels from underground storage tanks to aboveground fuel dispensers. The principal end users of the Company's products are service stations, convenience stores and other retail sellers of gasoline, gasohol and other motor vehicle fuels, government bodies, utilities, and other fleet vehicle operators.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, TCI Environment NV/SA (TCIE-NV), Rene Morin, Inc., FMW Inc. and American Containment, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. The Consolidated Balance Sheets for the 1997 and 1998 periods were reclassified to conform with current year presentation.

     On July 11, 1996, the Company purchased all of the assets and certain liabilities of American Containment, Inc., a manufacturer and installer of fiberglass tank and dispenser sumps. This transaction was accounted for under the purchase method of accounting. Goodwill associated with this purchase is being amortized over approximately forty years.

     Foreign currency translation. TCI Environment NV used the Belgian Franc through 1998 and has used the Euro since January 1, 1999 as its functional currency. Changes in the amount of the translation adjustment during each reporting period are reported as a separate component of Shareholders' Equity under Accumulated Other Comprehensive Income.

     Concentration of credit risks. The Company's trade receivables result primarily from the sale of product to distributors who sell to automobile service stations and convenience store markets including several large chains.

     The Company traditionally relies on a limited number of suppliers on an exclusive basis.

     Inventories. Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis.

     Property and equipment. Property and equipment are valued at cost. Depreciation is computed on a straight-line basis over the useful lives of the assets.

     Patents, patent rights and licenses. The Company capitalizes costs of acquired patents, and other costs related to obtaining and maintaining patents. Patents, patent rights and licenses are being amortized on a straight-line basis over the estimated lives of the patents and licenses, which range from 13 to 17 years. Amortization expense aggregated $326,757, $255,500 and $59,329 for 1997, 1998 and 1999, respectively. A patent was written off in the third quarter of 1997 for a product line that was discontinued with a book value of $564,684. Due to a judicial order issued in September 1998 in the litigation between the Company and Environ Products, Inc., which declared the underlying patent to the license invalid, the Company wrote off in 1998 approximately $3.7 million of current unamortized cost of the patent license. Accumulated amortization was $346,620 and $405,949 at December 31, 1998 and 1999, respectively.

     Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identified intangible assets, and is being amortized over forty years. Goodwill amortization approximated $166,009, $174,968 and $185,555 for 1997, 1998 and 1999, respectively. Accumulated goodwill amortization was $1,443,085 and $1,628,640 at December 31, 1998 and 1999, respectively.

     The Company evaluates the carrying value of long-lived assets, including goodwill, whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. In performing such review for recoverability, the Company compares the expected future cash flows to the carrying value of long-lived assets and identifiable intangibles. If the anticipated undiscounted future cash flows are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value.

     Company sponsored retirement plan. Certain employees of the Company participate in a Company sponsored 401(k) retirement plan. The Company's only costs during the years ended December 31, 1997, 1998, and 1999 were the management fees charged for administration of the plan. These costs were immaterial in each of the three years presented.

     Warranty reserve. The Company's Tank Jacket and Pipe Jacket product lines carry a warranty of one year for workmanship and materials. The Enviroflex product line carries a ten-year warranty for workmanship and materials. The Tank Jacket product line also carries a thirty-year warranty for corrosion from certain specified materials. The Company's warranties are limited to replacement of defective material; they do not cover by their terms costs associated with leaks or spillage of tank or pipe contents. Management has accrued a reserve for anticipated warranty and other product liability claims and associated legal fees based upon its industry knowledge and actual claims experience.

     As the result of a review of piping problems initiated in 1996, the Company, during the third quarter of 1997, increased its warranty reserve by approximately $18.6 million primarily to cover the Company's estimate of the cost, then anticipated to be incurred over a two to three year period, of inspecting and replacing pipe with deteriorating cover material on the retractable inner pipe portion of the Company's double-wall underground fuel dispensing and containment systems installed between 1990 and 1994 at over 4,000 sites. The deterioration results from a microbiological fungus, which, under certain conditions, affects the outer layers of the system's primary (inner) retractable pipe. The Company has instituted litigation against the supplier of the pipe to recover the cost the Company has and will sustain to replace such pipe, as well as other damages. As a result of a review performed during the third quarter of 1998 of the progress made regarding this replacement pipe program, as well as the costs then expected to be incurred to complete this process, the Company recorded, during the third quarter of 1998, a reduction of the warranty reserve of approximately $3.3 million. As a result of a review performed during the fourth quarter of 1999 of the progress regarding the Company's replacement of deteriorating pipe supplied by Dayco, and the effects of the Company's decision, during the second quarter of 1999, to only replace pipe at locations where the pipe is significantly deteriorated, as well as the costs expected to be incurred to complete this process, the Company recorded, during the fourth quarter of 1999, a charge to the warranty reserve of approximately $800,000. (See Note 12 of the Notes to Consolidated Financial Statements).

     Income taxes.  The Company uses the liability method (specified by SFAS No.
109) of accounting for income taxes. Under this method, deferred tax liabilities and assets are recorded for the expected future tax consequences of temporary differences between the carrying amounts for financial statement purposes and the tax bases of assets and liabilities. Income tax expense (benefit) for the years ended December 31, 1997, 1998 and 1999 were a benefit of $7.1 million, a charge of $2.8 million and a benefit of $3.5 million, respectively. The variances from 1999 to 1998 and 1998 to 1997 were due to the change in the Company's income before income taxes. An income tax benefit was recorded in 1997, which was derived principally from the future deductibility of warranty expense recognized for financial statement purposes in 1997, had been established as a deferred tax asset in the amount of $7.4 million as of December 31, 1997 and was segmented into current and long term portions based upon projections as to the tax period in which the Company expected to receive these benefits. The Company utilized a portion of the deferred tax asset during 1998, thereby decreasing its balance to $4.4 million as of December 31, 1998. As a result of the losses sustained by the Company during 1999, the Company increased its deferred tax asset by $3.7 million to $8.1 million as of December 31, 1999. The valuation allowance relating to the state net operating loss carryforward component of the deferred tax asset was $275,465 at December 31, 1997 but was eliminated as of December 31, 1998 due to the expectation that the state net operating loss carryforwards will be utilized. Realization of deferred tax assets associated with NOL carryforwards is dependent upon generating sufficient taxable income prior to their expiration. The Company currently believes that it is more likely than not that this asset will be realized in future years as a result of taxable income to be generated but will continue to monitor the valuation of this asset on an ongoing basis.

     The Company's foreign subsidiary has undistributed retained earnings of $1.4 million and $1.6 million at December 31, 1998 and 1999, respectively. Because a substantial portion of these earnings has been reinvested in working capital and the remainder is not expected to be remitted to the Company, U.S. income and foreign withholding taxes have not been provided on these unremitted earnings.

     Other expenses. The other expense in 1997 of $1.8 million was associated with the legal settlement regarding licensing of certain patented technology. The other expense in 1998 of $3.7 million was associated with the write-off of a patent license (See Note 12 of Notes to Consolidated Financial Statements).

     Revenue recognition. Sales are recorded upon shipment. Expenses for estimated product returns and warranty costs are accrued in the period of sale recognition.

     Earnings (loss) per share. On December 15, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." SFAS No. 128 eliminates the presentation of primary and fully diluted earnings per share and requires the presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings. Basic earnings per share excludes the dilution and is computed by dividing income available to common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities and other contracts to issue common stock were exercised and converted into common stock.

     Advertising Cost.  The Company expenses advertising costs as incurred.

     Research and Development. Research and Development cost, which are expensed by the Company as incurred, were $527,000, $375,500 and $270,000 in 1997, 1998, and 1999, respectively.

     New Accounting Pronouncements. On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards to provide prominent disclosure of comprehensive income items. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Prior period presentations have been restated to conform to the provisions of SFAS No. 130. The adoption of SFAS No. 130 had no impact on the Company's financial position or results of operations. The Company's total comprehensive income (loss) for the years ended December 31, 1997, 1998 and 1999 was $(12,575,723), $4,617,917 and $(6,324,723) respectively.

     On January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires that public business enterprises report certain information about the operating segments in a complete set of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires the reporting of certain information about their products and services, the geographic area in which they operate, and their major customers. The adoption of SFAS No. 131 had no impact on the Company's financial position or results of operation.

     On January 1, 1999, the Company, in accordance with the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP segments an internal use software project into stages and the accounting is based on the stage in which a cost is incurred. The adoption of SOP 98-1 had no material impact on the Company's financial position or results of operations.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management that are reasonably subject to change include the warranty reserve and deferred tax assets.

3.  INVENTORIES

     Inventories consist of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1999
                                                              ----------   ----------
Raw materials...............................................  $  784,719   $  525,923
Finished goods..............................................   6,838,077    4,912,465
                                                              ----------   ----------
                                                              $7,622,796   $5,438,388
                                                              ==========   ==========

4.  MOLDS AND TOOLING

     Molds and tooling include the following:

                                                                      DECEMBER 31,
                                                       USEFUL    -----------------------
                                                        LIVES       1998         1999
                                                       -------   ----------   ----------
Molds and tooling....................................  3 years   $2,386,973   $2,566,482
Less--accumulated amortization.......................            (1,949,252)  (2,237,043)
                                                                 ----------   ----------
                                                                 $  437,721   $  329,439
                                                                 ==========   ==========

     Amortization expense of molds and tooling costs was $865,106, $698,058 and $287,791 for the years ended December 31, 1997, 1998 and 1999, respectively.

5.  PROPERTY AND EQUIPMENT

     Property and equipment include the following:

                                                                      DECEMBER 31,
                                                      USEFUL     -----------------------
                                                      LIVES         1998         1999
                                                    ----------   ----------   ----------
Furniture, fixtures and office equipment..........   3-5 years   $  981,801   $1,045,605
Equipment.........................................  5-10 years    4,075,351    6,183,542
Leasehold improvements............................  lease term      861,212      963,866
                                                                 ----------   ----------
                                                                  5,918,364    8,193,013
Less--Accumulated depreciation....................               (1,531,638)  (2,616,916)
                                                                 ----------   ----------
                                                                 $4,386,726   $5,576,097
                                                                 ==========   ==========

     Depreciation expense on property and equipment was $322,640, $814,663 and $1,096,939 for the years ended December 31, 1997, 1998 and 1999, respectively. Fully depreciated assets of $437,181 and $11,661 were removed from both the fixed asset and accumulated depreciation account in 1998 and 1999 respectively.

     In the fourth quarter of 1999, the Company completed the installation of its pipe manufacturing line at the Oaks, Pennsylvania facility by purchasing, for approximately $2.1 million, a "Corrugator", a plastic extruder which makes the base pipe for all of its piping products. Previously, between 1997 and 1999, the Company purchased the base pipe from an outside vendor.

6.  LONG-TERM DEBT

     In September 1999, the Company refinanced all of its long-term debt of approximately $1.9 million with a new five-year, $4 million facility with Finloc, Inc. ("Finloc"), an affiliate of The Canam Manac Group, Inc. Finloc is currently the holder of approximately 56% of the Company's common stock. The facility charges interest at the rate of LIBOR plus 4.00% (9.83% at December 31, 1999). The loan is in the form of a six-month promissory note, which requires payment of the entire principal and accrued interest at its term. Finloc has provided a written notice of its intent to renew this note every six months for a period of five years with a reduction of principal of approximately $400,000 from the principal of the previous note. The proceeds of this note were used to repay the $1.9 million outstanding under the previous long term facilities, $1 million was used to pay down the existing short term line of credit facility and approximately $1.1 million was used to pay existing vendors who supplied various components in connection with the Company's installation of its corrugator (see
Note 5).

     In 1997, the Company borrowed from the bank under a term loan credit facility to acquire equipment related to a new pipe manufacturing line. The term loan charged interest at the bank's national commercial rate plus .125% and was secured by all equipment financed thereunder. At both December 31, 1998 and August 31, 1999, balances of $807,977 were outstanding under the term loan. This loan was refinanced in September 1999 as discussed above.

     In 1996, the Company executed a term loan with a bank for $1,000,000, which was used for the acquisition of American Containment, Inc. The term loan charged interest at the bank's national commercial rate plus .125% and was secured by the assets of American Containment, Inc. At December 31, 1998 and August 31, 1999, $533,305 and $399,964 was outstanding under the term loan. The loan required the payment of equal monthly installments of principal in the amount of $16,667 plus interest on the unpaid principal balance. This loan was refinanced in September 1999 as discussed above.

     In 1996, Rene Morin, Inc. borrowed under a term loan for manufacturing equipment. The term loan bears interest at 9.5%. At December 31, 1998 and 1999, a balance of $84,000 and $48,000, respectively, was outstanding.

     In 1995, the Company executed a term loan agreement with a bank for $1,600,000, which was used exclusively for the purchase of equipment. The term loan charged interest at the bank's national commercial rate plus .125% and was secured by all equipment financed thereunder. At December 31, 1998, and August 31, 1999, $880,000 and $666,667, respectively, was outstanding under the term loan. The loan required the payment of equal monthly installments of principal in the amount of $26,667 plus interest on the unpaid principal balance. This loan was refinanced in September 1999 as discussed above.

     Aggregate maturities of the borrowings is as follows:

2000........................................................  $  875,292
2001........................................................     827,097
2002........................................................     800,000
2003........................................................     800,000
2004........................................................     800,000
                                                              ----------
                                                              $4,102,389
                                                              ==========

7.  LINE OF CREDIT

     In December 1999, the Company entered into a new short term, $5 million line of credit facility with a new bank. The line of credit is to be used for operating working capital purposes and expires on June 30, 2001. Proceeds from this facility were used to repay the old facility of approximately $3 million. This facility charges interest at a rate of LIBOR plus 1.50% (7.33% as of December 31, 1999) and is guaranteed by Canam Steel Corporation, a subsidiary of The Canam Manac Group, Inc. Canam Steel Corporation is currently the holder of all of the Preferred Stock of the Company. Canam Steel Corporation charges a fee for this guarantee at the rate of .50% of the outstanding balance. The line of credit requires the Company to maintain $5.0 million in tangible net worth as defined in the agreement.

     In April 1998, the Company established an overall working capital line of credit with its then current bank at $10.0 million. Subsequently, the overall line availability was reduced to $4 million by November 1999. This facility provided for financing of working capital needs and equipment purchases and was secured by the Company's receivables, inventory and other assets. The initial interest rate for this facility was the prime rate plus one-quarter (1/4) percent and was to expire on December 31, 1999. As of June 30, 1998, the Company met certain financial covenants contained in the line of credit agreement and therefore received a reduction in the interest rate effective September 1, 1998, down to the prime rate (7.75% at December 31, 1998).

     Interest expense on borrowings under the lines of credit was $353,796, $307,794 and $499,366 in 1997, 1998 and 1999, respectively.

8.  EARNINGS (LOSS) PER SHARE

     The following table illustrates the required disclosure of the reconciliation of the numerators and denominators of the basic and diluted EPS computations.

                                                       FOR THE YEAR ENDED DECEMBER 31, 1999
                                                      ---------------------------------------
                                                        INCOME         SHARES       PER-SHARE
                                                      (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                      -----------   -------------   ---------
Loss applicable to common shareholders..............  $(6,476,546)
                                                      ===========
BASIC EPS
Loss applicable to common shareholders..............  $(6,476,546)    4,667,855      $ (1.39)
EFFECT OF DILUTIVE SECURITIES
Options.............................................           --            --           --
                                                      -----------     ---------      -------
DILUTED EPS
Loss applicable to common shareholders plus assumed
  conversions.......................................  $(6,476,546)    4,667,855      $ (1.39)
                                                      ===========     =========      =======

     Options to purchase 715,000 shares of common stock at a range of $2.50 to $9.50 a share were outstanding during 1999 that were not included in the computation of diluted EPS because the effect of the options would have been antidilutive. The options, which expire from December 31, 2000 to December 31, 2009, were still outstanding at December 31, 1999.

                                                        FOR THE YEAR ENDED DECEMBER 31, 1998
                                                       ---------------------------------------
                                                         INCOME         SHARES       PER-SHARE
                                                       (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                       -----------   -------------   ---------
Income applicable to common shareholders.............  $4,323,472
                                                       ==========
BASIC EPS
Income applicable to common shareholders.............  $4,323,472      4,646,000       $ .93
EFFECT OF DILUTIVE SECURITIES
Options..............................................          --        213,872          --
                                                       ----------      ---------       -----
DILUTED EPS
Income applicable to common shareholders plus assumed
  conversions........................................  $4,323,472      4,859,872       $ .89
                                                       ==========      =========       =====

     Options to purchase 148,000 shares of common stock at a range of $6.63 to $9.50 a share were outstanding during 1998 that were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. 115,000 of these options, which expire from December 31, 2000 to August 7, 2002, were still outstanding at December 31, 1999.

                                                       FOR THE YEAR ENDED DECEMBER 31, 1997
                                                     ----------------------------------------
                                                        INCOME         SHARES       PER-SHARE
                                                     (NUMERATOR)    (DENOMINATOR)    AMOUNT
                                                     ------------   -------------   ---------
Loss applicable to common shareholders.............  $(12,356,204)
                                                     ============
BASIC EPS
Loss applicable to common shareholders.............  $(12,356,204)    4,641,600      $ (2.66)
EFFECT OF DILUTIVE SECURITIES
Options............................................            --            --           --
                                                     ------------     ---------      -------
DILUTED EPS
Loss applicable to common shareholders plus assumed
  conversions......................................  $(12,356,204)    4,641,600      $ (2.66)
                                                     ============     =========      =======

     Options to purchase 665,000 shares of common stock at a range of $2.50 to $9.50 a share were outstanding during 1997 that were not included in the computation of diluted EPS because of the effect of the options would have been antidilutive. 525,000 of these options, which expire from December 31, 2000 to August 7, 2002, were still outstanding at December 31, 1999.

9.  STOCK OPTION PLAN

     At December 31, 1999, the Company had two stock option plans. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its plans. Accordingly, no compensation costs have been recognized for either plan.

     On January 16, 1994, the shareholders of the Company approved a Stock Compensation Plan (the "Plan"). The Plan authorizes the issuance of up to 400,000 shares of the common stock to key employees of the Company and its subsidiaries. The number of shares authorized for issuance under the Plan, and the outstanding awards granted under the Plan, are subject to adjustment in the event of stock dividends, stock splits and similar transactions. Awards may be granted in the form of nonqualified stock options, incentive stock options, stock appreciation rights, performance units and restricted stock. The options granted under the Plan are restricted and unvested at the date of grant. Stock options are issued at prices equal to the market price at the date of grant. The stock options have a vesting period of five years from the date of issuance.

     On February 27, 1997, the Board of Directors of the Company approved and adopted the 1997 Stock Compensation Plan, which was approved by shareholders on April 11, 1997. The 1997 Plan authorizes the issuance of up to an additional 400,000 shares of Common Stock to employees of the Company and its subsidiaries. The 1997 plan is substantially identical to the 1994 plan. Options to acquire 715,000 shares were outstanding under both plans at December 31, 1999.

     On August 28, 1996, the Company granted to its current Chief Executive Officer, in connection with his employment, incentive stock options of the Company to purchase 225,000 shares. The options have a term of five years from the date of grant. The stock options have a vesting period of three years from the date of issuance, beginning one year from the date of grant. The options granted to the Chief Executive Officer were not issued under the 1994 Plan. In August 1997, following the approval of an additional 400,000 option allotment under the 1997 Plan, the 1996 options granted to the Chief Executive Officer which were not issued under the Plans were subsequently incorporated into the 1997 Plan without any change in terms.

     Had compensation cost for the plan year been determined based on the fair value of options at the grant dates consistent with the method of SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below.

                                                           1997             1998            1999
                                                       ------------      ----------      -----------
Net Income (loss) applicable to
  Common Shareholders...........      as reported      $(12,356,204)     $4,323,472      $(6,476,546)
                                        pro forma      $(12,554,174)     $4,207,743      $(6,608,552)
Basic earnings (loss)
  per share.....................      as reported      $      (2.66)     $      .93      $     (1.39)
                                        pro forma      $      (2.71)     $      .91      $     (1.42)
Diluted earnings (loss)
  per share.....................      as reported      $      (2.66)     $      .89      $     (1.39)
                                        pro forma      $      (2.71)     $      .87      $     (1.42)

     These pro forma amounts may not be representative of future disclosure because they do not take into effect the pro forma compensation expense related to grants before 1995.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997, 1998 and 1999, respectively; no dividend yield for all years; expected volatility of 32.00%, 66.63% and 55.20%; risk-free interest rate of 6.11%, 5.23% and 5.64%; and expected lives of 10 years for all years for options under the Plan and five years for options granted to the Chief Executive Officer.

     A summary of the status of the Company's option plans as of December 31, 1999, and changes for the three years then ended was as follows:

                                          1997                  1998                  1999
                                   -------------------   -------------------   -------------------
                                             WEIGHTED              WEIGHTED              WEIGHTED
                                              AVERAGE               AVERAGE               AVERAGE
                                   NUMBER    EXERCISE    NUMBER    EXERCISE    NUMBER    EXERCISE
                                     OF      PRICE PER     OF      PRICE PER     OF      PRICE PER
                                   SHARES      SHARE     SHARES      SHARE     SHARES      SHARE
                                   -------   ---------   -------   ---------   -------   ---------
Outstanding at beginning of
  year...........................  595,000     $4.20     665,000     $4.10     683,000     $4.51
Options granted..................   70,000      2.70      88,000      5.56     128,000     $2.73
Options exercised................       --        --     (11,000)     2.52     (20,000)    $2.63
Options forfeited................                        (59,000)     4.92     (76,000)    $4.73
                                   -------     -----     -------     -----     -------     -----
Outstanding at end of year.......  665,000     $4.10     683,000     $4.51     715,000     $3.98
                                   =======     =====     =======     =====     =======     =====
Options exercisable at year
  end............................  201,000     $5.41     268,600     $5.01     451,000     $4.39
                                   -------     -----     -------     -----     -------     -----
Weighted average fair value of
  options granted during the
  year...........................              $1.53                 $4.33                 $2.00
                                               =====                 =====                 =====

     The following information applies to options outstanding at December 31, 1999:

Number outstanding..........................................             715,000
Range of exercise prices....................................      $2.50 to $9.50
Weighted average exercise price.............................               $3.98
Weighted average remaining contractual life.................    2 years 2 months

     The following table summarizes information about non-qualified stock options at December 31, 1999:

                                             OPTIONS OUTSTANDING              OPTIONS OUTSTANDING
                                    -------------------------------------   -----------------------
                                       NUMBER       WEIGHTED                   NUMBER
                                    OUTSTANDING      AVERAGE     WEIGHTED   EXERCISABLE    WEIGHTED
                                         AT         REMAINING    AVERAGE         AT        AVERAGE
                                    DECEMBER 31,   CONTRACTUAL   EXERCISE   DECEMBER 31,   EXERCISE
RANGE OF EXERCISE PRICE                 1999          LIFE        PRICE         1999        PRICE
-----------------------             ------------   -----------   --------   ------------   --------
$2.50 to $3.50....................    540,000      2 yr. 4 ms.    $2.80       338,000       $2.85
$4.44 to $6.63....................     75,000      3 yr. 7 ms.    $5.08        13,000       $5.18
$9.50.............................    100,000           0 yrs.    $9.50       100,000       $9.50

10.  PREFERRED STOCK

     In March 1998, the Company's principal shareholder purchased from the Company 400 shares of authorized Series A Floating Rate Preferred Stock of the Company at $10,000 cash per share or $4 million in the aggregate. In December 1999, the Company's principal shareholder purchased an additional 400 shares of Series B Floating Rate Preferred Stock of the Company at $10,000 cash per share, or $4 million in the aggregate (the Series A and Series B Floating Rate Preferred Stock are hereafter collectively referred to as the "Preferred Stock"). The Series A Preferred Stock is entitled to receive, as and if declared by the Company's Board, dividends at a floating rate equal to the rate payable by the Company on its line of credit with its commercial bank. Series B Preferred Stock is entitled to dividends at a floating rate equal to the rate payable by the Company on its line of credit with its commercial bank plus .8%. Dividends are paid quarterly in arrears, and if not declared or paid would cumulate at the above mentioned rates, plus 50 basis points. As of January 1, 1999, the principal shareholder has waived payment of the dividends for the foreseeable future, including the nonpayment portion of the interest rate. The Preferred Stock: (i) does not possess voting rights, (ii) is not convertible into common stock, and (iii) is not redeemable at the option of the holder. The Preferred Stock is redeemable at the option of the Company, but only

(i) if and to the extent the Company's net tangible assets at the end of any fiscal quarter and after such dividend exceeds $4.5 million, or (ii) if at least a majority of the independent and disinterested members of the audit committee of the Company's Board of Directors approve such redemption. The preceding provision relating to redemption constitutes a covenant between the Company, the Company's principal shareholder and its remaining shareholders and may not be changed without the approval of at least a majority of the independent and disinterested members of the audit committee of the Company's Board of Directors.

11.  INCOME TAXES

     The provision (benefit) for income taxes consists of the following:

                                                          YEAR ENDED DECEMBER 31,
                                                   --------------------------------------
                                                      1997          1998         1999
                                                   -----------   ----------   -----------
Currently payable:
     Federal.....................................  $(1,390,866)  $ (354,236)  $    (6,399)
     State.......................................     (178,732)      23,018       (35,294)
     Foreign.....................................      180,241       47,779       263,940
Deferred.........................................   (5,719,438)   3,042,634    (3,746,956)
                                                   -----------   ----------   -----------
                                                   $(7,108,795)  $2,759,195   $(3,524,709)
                                                   ===========   ==========   ===========

     The Company's income, as reported in the statement of operations, differs from taxable income as reported in its tax return principally due to the use of accelerated depreciation for income tax purposes, and the accrual of warranty expenses and other accruals for financial reporting purposes which are deductible for income tax purposes when paid.

     Deferred income tax expense (benefit) consists of the following:

                                                          YEAR ENDED DECEMBER 31,
                                                   --------------------------------------
                                                      1997          1998         1999
                                                   -----------   ----------   -----------
Depreciation.....................................  $    31,633   $   51,133   $    35,100
Allowance for doubtful accounts..................      (58,500)     (85,995)       23,658
Warranty reserve.................................   (5,021,502)   4,298,704     1,083,025
Other reserves...................................     (672,011)     549,398            --
Federal and state NOL carryforward...............           --   (1,490,071)   (4,887,470)
Decrease in valuation allowance of state NOL.....           --     (275,465)           --
Other............................................  $       942   $   (5,070)  $    (1,269)
                                                   -----------   ----------   -----------
                                                   $(5,719,438)  $3,042,634   $(3,746,956)
                                                   ===========   ==========   ===========

     A reconciliation of income taxes with the amounts which would result from applying the U.S. statutory rate follows:

                                                          YEAR ENDED DECEMBER 31,
                                                   --------------------------------------
                                                      1997          1998         1999
                                                   -----------   ----------   -----------
Tax expense (benefit) at U.S. statutory rate.....  $(6,618,099)  $2,497,969   $(3,296,183)
State income tax expense (benefit), net of
  federal benefit................................     (910,592)     413,099      (348,359)
Excess foreign tax on foreign subsidiary
  income.........................................       35,028        5,029        27,783
Amortization of certain intangible assets and
  non-deductible meals and entertainment.........      261,794      115,623        93,881
Increase (decrease) in valuation allowance.......      115,778     (275,465)           --
Other............................................        7,296        2,940        (1,831)
                                                   -----------   ----------   -----------
                                                   $(7,108,795)  $2,759,195   $(3,524,709)
                                                   ===========   ==========   ===========

     Significant components of the deferred tax balances at December 31, 1998 and 1999 are:

                                            DECEMBER 31, 1998         DECEMBER 31, 1999
                                         -----------------------   -----------------------
                                          CURRENT     NONCURRENT    CURRENT     NONCURRENT
                                          DEFERRED     DEFERRED     DEFERRED     DEFERRED
                                         ----------   ----------   ----------   ----------
Warranty reserve.......................  $2,126,277   $  260,087   $  380,316   $  923,023
Other reserves.........................     165,937                   165,937
Allowance for doubtful accounts........     163,995                   140,337           --
Depreciation...........................          --     (126,434)          --     (161,534)
Net operating loss carryforward........     372,366    1,393,170      825,252    5,827,754
Other..................................      22,027                    23,295           --
                                         ----------   ----------   ----------   ----------
                                         $2,850,602   $1,526,823   $1,535,137   $6,589,243
                                         ==========   ==========   ==========   ==========

     The Company's NOL carryforwards begin to expire in 2017. The Company provided a valuation allowance of $275,465 for state deferred income tax assets in 1997 but removed the valuation allowance in 1998 due to the expectation that they will be fully realized. Realization of deferred tax assets associated with NOL carryforwards is dependent upon generating sufficient taxable income prior to their expiration. The Company currently believes that it is more likely than not that this asset will be realized in future years as a result of taxable income to be generated but will continue to monitor the valuation of this asset on an ongoing basis.

12.  PATENTS AND TRADEMARKS, LITIGATION AND CONTINGENCIES

     In December 1994, the Company acquired a license for all inventions covered by a third party's patents, patent applications and continuations in exchange for a payment of $2.0 million in cash and $1.5 million of the Company's Common Stock. The Company capitalized these costs as well as certain other acquisition costs. The Company was expensing these costs over a 17-year amortization period.

     Two cases were pending in the Eastern District of Pennsylvania, in which the Company, as exclusive licensee of these certain patents, and the licensor of those patents sought money damages and an injunction due to patent infringement by Environ Products, Inc. ("Environ") and Environ sought a declaration of invalidity of the patents, non-infringement, and unenforceability. These cases were to be tried in the fall of 1998. The court issued an order on September 29, 1998, which among other things, granted Environ's motions for summary judgment of invalidity of the patents and non-infringement by Environ. This constituted a final judgment of all issues which were material to these cases, and the licensor has filed an appeal to the U.S. Court of Appeals, Federal Circuit. As a result of this decision, the Company wrote off during 1998 the current unamortized cost of this license, which was approximately $3.7 million. By a decision dated September 15, 1999, the U.S. Court of Appeals, Federal Circuit reversed the decision of the U.S. District Court, and Environ has petitioned the U.S. Supreme Court for a Writ of Certiorari.

     In January, 1998 the Company settled and terminated litigation with two competitors who claimed that they possessed licenses to manufacture and sell underground systems with retractability and other features covered by patents licensed to the Company. The purported licenses acknowledged that whatever license rights they had were terminated and the Company paid approximately $1.64 million to them, excluding various other expenses associated with this litigation of approximately $160,000.

     During 1997, the Company initiated a legal action against Dayco Products, Inc., a subsidiary of Mark IV Industries, in the United States District Court for the Eastern District of Pennsylvania seeking, among other things, a judicial determination that Dayco breached the provisions of two Supply Agreements, entered into in 1990 and 1993 for the sale of primary pipe. The Complaint alleges that Dayco supplied pipe that was defective because it was susceptible to microbial fungus.

In its suit, the Company requests that the Court award damages to cover, among other things, the cost of inspecting and replacing defective pipe and related costs in an amount to be determined at trial and for further appropriate relief. The Company, in consultation with its legal counsel, believes that it is more likely than not that the Company will prevail with respect to its material claims. (See Note 2 of the Notes to Consolidated Financial Statements--"Significant Accounting Policies--Warranty Reserve.") Dayco has filed a counterclaim for approximately $4.0 million for goods, services, and freight contracted for by the Company, under the Dayco Agreement (see Note 13 of the Notes to Consolidated Financial Statements--"Commitments.") and damages for alleged breaches of various duties purportedly owed to Dayco. The Company believes that it has meritorious defenses to Dayco's claims. As of January 1, 1999 the Company has entered into a contingency fee arrangement with its legal counsel whereby the Company will only pay for out-of-pocket expenses for the remainder of the discovery period and the trial-related costs. The court's previous order, scheduling on April 3, 2000 trial date, has been vacated. However, the Company continues to press for the earlist possible trial date.

     In addition, Dayco initiated a separate legal action against the Company in February 1999 in the District Court for the Western District of Missouri, alleging that the Company is infringing certain patents held by Dayco relating to hose couplings and is seeking, among other things, a determination of infringement, damages, and injunctive relief.

     A legal action was filed in the Fifth Circuit Court of the State of Hawaii on September 16, 1997 by JJR Inc., James Jasper Enterprises, Inc., and others with interests in a retail shopping center on the Island of Kauai, Hawaii, against the Company, Dayco, and Senter Petroleum, Inc. for damages allegedly resulting from the failure of the Company's Enviroflex piping system on or about August 12, 1996 at The Little Gas Shack (the "Shack"), a retail gasoline service facility supplied by Senter Petroleum, Inc., adjacent to the shopping center. The Complaint alleges that more than 1,800 gallons of gasoline were released onto the property occupied by the Shack and the adjacent businesses and into a nearby stream and the harbor where the shopping center was located. Although the amount sought by the plaintiffs is not specified in the Complaint, the attorney retained by the Company's insurance carrier has ascertained that the plaintiffs are seeking approximately $23 million in damages. The Company has and maintains insurance with policy limits at the time of this claim of $3 million which may respond to this claim, however, the amount claimed exceeds the liability limits. Under the Dayco Supply Agreement, Dayco is required to indemnify and hold the Company harmless from all claims and suits by third parties based upon the manufacture of Enviroflex primary pipe or the performance by Dayco of its obligations under the Agreement (see Note 13 of the Notes to Consolidated Financial Statements--"Commitments."). Dayco, has not, as yet, agreed to honor this obligation. The Company has commenced litigation to enforce its rights against Dayco. Based upon the Company's investigation to date, the Company believes that the Enviroflex secondary containment system functioned properly to contain the overflow and was not responsible for the release, and that any loss was caused by the failure of equipment manufactured and supplied by third parties. The Company believes that plaintiff's claims are grossly excessive and has vigorously defended its position. The Company believes that it has no material uninsured liability in connection with this matter and that if it does, it is covered by Dayco's indemnity.

     Other Litigation. The Company is also involved in various other legal actions incidental to the conduct of its business. Management is contesting these cases vigorously and believes it has meritorious defenses in each matter. Management does not believe the ultimate outcome of these various legal actions will have a material effect on the Company's financial condition, results of operations or working capital requirements.

13.  COMMITMENTS

     Dayco Agreement. On January 1, 1993, Dayco and the Company entered into a five year supply agreement (the "Dayco Agreement") pursuant to which Dayco agreed to sell Enviroflex primary pipe exclusively to the Company for use in flexible double-wall underground piping systems and the Company agreed to purchase such pipe exclusively from Dayco. During 1997, the Company terminated this agreement (see Note 12). Dayco has asserted that it is entitled to payment of approximately $4.0 million for goods, services, and freight contracted for by the Company under the Dayco Agreement. The Company has declined to pay this for the reason, among other things, that management estimates that amounts owed to the Company by Dayco exceed the amount to which Dayco claims it is entitled.

     Employment Agreements. The Company has employment agreements with certain key executives that provide severance pay benefits if there is a change in control of the Company. The agreements will continue in effect on a year-to-year basis until terminated or not renewed by the Company or key executives. Upon a change in control, the Company shall continue to pay the key executives' salaries per the agreements and certain benefits for the agreed upon time periods. The maximum contingent liability under the agreements at December 31, 1999 was $359,000.

     Lease Commitments. The Company leases its facilities, certain office equipment and vehicles under noncancelable operating leases. Total rental expense under these leases for the years ended December 31, 1997, 1998 and 1999 was approximately $867,000, $943,000 and $1,075,000 respectively.

     Future minimum lease payments under noncancelable operating leases at December 31, 1999 are as follows (rounded to the nearest thousands):

YEAR ENDED DECEMBER 31,
-----------------------
2000........................................................     912,000
2001........................................................     861,000
2002........................................................     709,000
2003........................................................     672,000
2004........................................................       3,000
                                                              ----------
                                                               3,157,000
                                                              ==========

14.  FOREIGN OPERATIONS AND EXPORT SALES

     Summarized financial data with respect to the operations of TCI-Environment NV at December 31, 1998 and 1999 and for the years then ended follows (rounded to the nearest thousand):

                                                          1998         1999
                                                       ----------   ----------
Total assets.........................................  $1,783,000   $2,113,000
Total liabilities....................................     418,000      537,000
                                                       ----------   ----------
Net assets...........................................  $1,365,000   $1,576,000
                                                       ==========   ==========
Net sales............................................  $3,782,000   $3,248,000
                                                       ==========   ==========
Net income...........................................  $   78,000   $  384,000
                                                       ==========   ==========

     The Company's net sales by geographic region (rounded to the nearest thousand) are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------
                                                    1997          1998          1999
                                                 -----------   -----------   -----------
Net Sales:
     United States.............................  $33,128,000   $41,950,000   $18,938,000
     Canada....................................    1,463,000     1,646,000       892,000
     Mexico, Central and South America.........    6,412,000     5,059,000     1,407,000
     Europe and the Middle East................    3,536,000     3,781,000     3,248,000
     Southeast Asia, Australia and New
        Zealand................................    1,110,000     1,146,000       428,000
                                                 -----------   -----------   -----------
           Total...............................  $45,649,000   $53,582,000   $24,913,000
                                                 ===========   ===========   ===========

15.  RELATED PARTY TRANSACTIONS

     Richard DiMaggio, Vice President of the Company, leases space to the Company and American Containment, Inc. ("ACI"), a wholly owned subsidiary of the Company, for ACI's office and the Company's fiberglass manufacturing facility, both of which are located in Bakersfield, California. The aggregate monthly rental of this space is $7,700, excluding operating expenses and reimbursement for electricity. The Company believes that the amount of rent charged by Mr. DiMaggio is not in excess of the amount of rent charged by unrelated parties for similar premises in the area.