Form 10-K405/A, Exhibit 13
period 1999-12-31
TOTAL CONTAINMENT INC
filed 2000-06-12
CIK 913666

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

Pipe Manufacturing Capabilities


     As of November 1999, Total Containment completed the task of bringing in house the entire pipe manufacturing process by purchasing and installing a "Corrugator", a plastic extruder that makes the various base pipes for the Company's piping products. Previously, this base pipe was manufactured by an outside vendor. The Corrugator is expected to allow the Company to reduce scrap, product lead times, and overall cost of its products as well as allow the Company greater possibility regarding research and development.


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


Pipe Replacement Program


     Following a thorough assessment to deal with the deteriorating piping previously supplied to us by Dayco Products, Inc. prior to 1994; we committed to a very substantial proactive plan in 1997 and 1998 to replace this product. Unfortunately, cash flows from operations did not allow us to continue the pipe replacement program in 1999 at the same levels as 1997 and 1998. Total Containment expects to continue replacing pipe as results from operations permit.


     We continued pursuing litigation against Dayco Products, Inc. to recover the damages we sustained as a result of Dayco's deteriorating pipe.

OUTLOOK


     During 1997, 1998 and 1999, Total Containment, Inc. laid the foundation for enhanced profitability with a plan for increased sales, efficiencies and continued cost reduction. Unfortunately, the significant reduction in industry volume did not allow the Company to realize these cost reductions and we incurred substantial one-time expenditures to reduce personnel and cancel activities. The good news is that the great majority of the stations not in conformity with current regulations will have to be done eventually; once the mergers are approved, the oil companies involved will resume their capital expenditure programs; accomplished retailers not previously involved in the petroleum industry will build stations this year; our new unique TotalGard product which is positioned to cater to more regulations for a dry system should provide ample opportunity to resume with growth and profitability.


                                          Very truly yours,


                                          Pierre Desjardins
                                          Chairman and Chief Executive Officer




                                          John R. Wright, Jr.
                                          President and Chief Operating Officer

                             SELECTED FINANCIAL DATA

The following table sets forth certain consolidated summary financial data of the Company for the periods presented.


                                                                               Year Ended December 31,
                                                                  ------------------------------------------------
                                                                    1995      1996      1997      1998       1999
                                                                  -------   -------   -------   -------    -------
                                                                        (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:

 Net sales......................................................  $39,069   $37,730   $45,649   $ 53,582   $24,913
 Cost of sales (excluding warranty expense).....................   23,058    24,288    30,698     30,991    20,618
                                                                  -------   -------   -------   -------   --------

                                                                   16,011    13,442    14,951     22,591     4,295
 Warranty expense...............................................      573       747     1,396      1,636       710
 Special pipe warranty charge (reversal)(1)(2)..................    7,500        --    17,200     (3,347)      800
                                                                  -------   -------   -------   -------- --------
 Gross profit (loss)............................................    7,938    12,695    (3,645)    24,302     2,785
 Selling, general and administrative............................   10,262    10,665    12,307     12,261    11,510
 Amortization of patents, licenses and goodwill(3)(4)...........      483       508       521        430       245
 Loss on write-off of patent and patent license(4)..............       --        --       565      3,727        --
 Other operating expense(5).....................................       --        --     1,800         --        --
                                                                  -------   -------   -------    --------  -------
 Income (loss) from operations..................................   (2,807)    1,522   (18,838)     7,884    (8,970)
 Interest expense...............................................      146       362       627        537       725
 Other expense(6)...............................................      407        --        --         --        --
                                                                  -------   -------   -------   --------   -------
 Income (loss) before income taxes..............................   (3,360)    1,160   (19,465)     7,347    (9,695)
 Income tax expense (benefit)...................................   (1,112)      762    (7,109)     2,759    (3,525)
                                                                  -------   -------   -------   --------   -------
 Net income (loss)(7)...........................................  $(2,248)  $   398  $(12,356)  $  4,588    (6,170)
 Preferred stock dividend(8)....................................       --        --        --        264       307
                                                                  -------   -------   -------   --------   -------
 Net income (loss) applicable to common shareholders............  $(2,248)  $   398  $(12,356)  $  4,324   $(6,477)
                                                                  =======   =======  ========   ========   =======
 Earnings (loss) per common share-basic(9)......................  $  (.48)  $   .09  $  (2.66)  $    .93   $ (1.39)
                                                                  =======   =======  ========   ========   =======
 Earnings (loss) per common share - assuming dilution...........  $  (.48)  $   .08  $  (2.66)  $    .89   $ (1.39)
                                                                  =======   =======  ========   ========   =======


                                                                                     December 31,
                                                                  ------------------------------------------------
                                                                    1995      1996      1997       1998     1999
                                                                  -------   -------   -------    -------  --------
                                                                                   (In thousands)
BALANCE SHEET DATA:

Working capital ................................................  $ 8,224   $ 8,261   $ 1,128    $ 4,761   $ 2,721

 Goodwill, patents and patent rights and license, net(2)(3).....   10,317    10,700     9,672      6,102     5,810
 Deferred income taxes..........................................    3,228     1,701     7,420      4,377     8,124
 Total assets...................................................   30,702    34,965    40,047     37,155    30,792

 Line of credit borrowings(10)(11)..............................      251     3,677     3,197      3,388     3,189
 Debt(12).......................................................      654     2,664     3,049      2,394     4,102

 Stockholders' equity(8)........................................   18,616    19,016     6,440     14,821    12,242

--------------------

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

(12) In September 1999, the Company refinanced all of its existing long-term debt with a new $4 million facility with Finloc Inc. Proceeds from the loan were used to repay $1.9 million of long term debt, $1 million was used to pay down the existing short term line of credit and approximately $1.1 million was used to pay existing vendors who had supplied various components in connection with the Company's installation of its corrugator.

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

     These forward-looking statements include statements with respect to the Company's vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business of the Company, including but not limited to, (i) projections of revenues, costs of raw materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, the effect of currency fluctuations, capital structure and other financial items, (ii) statements of plans of and objectives of the Company or its management or board of directors, including the introduction of new products, or estimates or predictions of actions by customers, suppliers, competitors or regulating authorities, (iii) statements of future economic performance, (iv) statements of assumptions, such as the prevailing weather conditions in the Company's market areas, and other statements about the Company or its business, and (v) statements preceded by, followed by or that include the words "may," "could," "should," "pro forma," "looking forward," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," or similar expressions. These forward-looking statements involve risks and uncertainties, which are subject to change based on various important factors (some of which, in whole or in part, are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements: (1) the strength of the United States and global economies in general and the strength of the regional and local economies in which the Company conducts operations; (2) the effects of, and changes in, U.S. and foreign governmental trade, monetary and fiscal policies and laws; (3) the timely development of competitive new products and services by the Company and the acceptance of such products and services by the Company and by the customers; (4) the willingness of customers to substitute competitors' products and services and vise versa; (5) the impact on operations of changes in U.S. and foreign governmental laws and public policy, including environmental regulations; (6) the level of export sales impacted by export controls, changes in legal and regulatory requirements, policy changes affecting the markets, changes in tax laws and tariffs, exchange rate fluctuations, political and economic instability, and accounts receivable collection; (7) changes in capital expenditures by major oil companies resulting from proposed and completed mergers and consolidations of the oil companies; (8) technological changes; (9) regulatory or judicial proceedings; and (10) the success of the Company at managing the risks involved in the foregoing.

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

RESULTS OF OPERATIONS - 1997-1999

     The following table sets forth, for the periods indicated, certain financial data as a percentage of net sales:

                                                       YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                       1997     1998      1999
                                                      -----    -----     -----
Net sales.........................................    100.0%   100.0%    100.0%
Cost of sales (excluding warranties)..............     67.2     57.8      82.8
                                                      -----    -----     -----
                                                       32.8     42.2      17.2
Warranty expense..................................      3.1      3.0       2.8
Special pipe warranty charge (reversal)                37.7     (6.2)      3.2
                                                      -----    -----     -----
Gross profit......................................     (8.0)    45.4      11.2

Selling, general and administrative...............     27.0     22.9      46.2
Amortization of patents, licenses and goodwill....      1.1      0.8       1.0
Loss on write-off of patent and patent license....      1.2      7.0        --
Other operating expense...........................      3.9       --        --
                                                      -----    -----     -----
Operating income (loss)...........................    (41.2)    14.7     (36.0)
Interest expense..................................      1.4      1.0       2.9
                                                      -----    -----     -----
Income (loss) before income taxes.................    (42.6)    13.7     (38.9)
Income tax expense (benefit)......................    (15.6)     5.1     (14.1)
                                                      -----    -----     -----
Net income (loss).................................    (27.0)%    8.6%    (24.8)%
                                                      -----    -----     -----
Preferred stock dividend..........................       --       .5       1.2
                                                      -----    -----     -----

Net income (loss) applicable
   to common shareholders.........................    (27.0)%    8.1%    (26.0)%
 .........                                             =====    =====     =====

1999 VERSUS 1998

Net Sales


     The Company's net sales for the year ended December 31, 1999 were $24.9 million compared to $53.6 million for the year ended December 31, 1998, a decrease of 53.5%. The decrease was attributable to a decrease in sales from both our flexible underground piping system products, and our field operations at our American Containment, Inc. subsidiary, partly attributable to a general slowdown in new construction and renovation of petroleum service stations despite the large number of service stations still not in compliance with the federally mandated regulations. The decrease was also caused in part by the Environmental Protection Agency's ("EPA") extention of the deadline for conformity to new tank regulations. The recently announced merger plans of several large oil companies has resulted in a decrease in their capital expenditure plans (with some large oil companies, a temporary suspension) which has also had a negative impact on the Company's revenues.


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


Income Taxes


     The income tax benefit for the year ended December 31, 1999 was $3.5 million compared to an expense of $2.8 million for the year ended December 31, 1998. The Company's effective tax rate was 36.3% during 1999 compared to an effective tax rate of 37.6% in 1998. In recognizing this benefit in the 1999 period, the Company increased its deferred tax asset on its balance sheet. Realization of deferred tax assets associated with net operating loss (NOL) carryforwards is dependent upon generating sufficient taxable income prior to their expiration. Management believes that the general slowdown that the Company experienced in its market during 1999 is temporary in nature. Management also believes that when the mergers of the several large oil companies are approved by the Federal Trade Commission and when these large oil companies plan and execute their new capital expenditure plans, the Company will experience an increase in its revenues and will return to profitable operations. Based on current projections by management, the expected taxable earnings for the near future are sufficient to realize the current value of the deferred tax assets. These projections include results of operations from both product sales as well as field service operations, and possible outcomes of the Dayco lawsuit. Although realization is not assured for the remaining deferred tax assets at December 31, 1999, the Company currently believes that it is more likely than not that this asset will be realized in future years as a result of taxable income to be generated by its overall operations, but will continue to monitor the valuation of this asset on an ongoing basis.


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

Other Expense


     Other expense of $3.7 million incurred during the year ended December 31, 1998 was associated with the write off of a patent license originally capitalized by the Company in connection with litigation, which invalidated the underlying patent. The Company does not believe that the loss of the patent has had or will have a material adverse effect on its business. (See Note 12 of Notes to Consolidated Financial Statements). The other expense of $1.8 million incurred in the year ended December 31, 1997 was associated with the legal settlement regarding licensing of certain patented technology. The Company also incurred during 1997, $564,684 of other expense related to the write off of a patent of a product line that has been discontinued.


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


     The Company has incurred internal staff costs as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare the systems for the year 2000. Testing and conversion of system applications cost approximately $350,000, of which approximately $300,000 was incurred as part of the acquisition, during 1998, of the Company's new information system.

     In the opinion of management, the Company believes that all of its important business resources, either currently or in the near future, are expected to allow the Company to continue operating through the year 2000 and that there will be no disruption of any material business operation or capability.

FINANCIAL CONDITION; LIQUIDITY AND CAPITAL RESOURCES

     The Company had working capital of approximately $2.7 million at December 31, 1999, compared to working capital of $4.8 million at December 31, 1998. The decrease is due primarily to the 1999 operating loss of the Company and the use by the Company of its short-term line of credit to fund such losses partially offset by the reclass of the line of credit to Long Term Liabilities due to terms of the new agreement (see Note 7 of Notes to Consolidated Financial Statements).

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

     The Company invested $2.2 million, $1.5 million and $2.4 million in capital equipment and leasehold improvements in 1997, 1998 and 1999, respectively. In the fourth quarter of 1999, the Company completed the installation of its pipe manufacturing line at the Oaks, Pennsylvania facility by purchasing, for approximately $2.1 million, and installing a "corrugator", a plastic extruder which makes the base pipe for all of its piping products. Previously, between 1997 and 1999, the Company purchased the base pipe from an outside vendor. The purchase of product molds and tooling constituted $501,000, $197,000 and $188,000 of these capital expenditures in 1997, 1998, and 1999, respectively.


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

/s/ Grant Thornton LLP


Philadelphia, Pennsylvania
February 18, 2000

                             TOTAL CONTAINMENT, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,
                                                        -----------------------
                                                            1998        1999
                                                        -----------  ----------
                                     ASSETS
Current assets:
  Cash................................................  $   132,164 $   730,822
  Accounts receivable, net of allowance for
    doubtful accounts of $420,499 and $359,839
    for 1998 and 1999, respectively...................   13,329,081   4,158,027
  Inventories.........................................    7,622,796   5,438,388
  Deferred income taxes...............................    2,850,602   1,535,137
  Other current assets................................      766,962     624,730
                                                        -----------  ----------
     Total current assets ............................   24,701,605  12,487,104

  Molds and tooling, net..............................      437,721     329,439
  Property and equipment, net.........................    4,386,726   5,576,097
  Patents, patent rights and licenses, net............      309,880     250,551
  Goodwill, net.......................................    5,792,391   5,559,608
  Deferred income taxes...............................    1,526,823   6,589,243
                                                        -----------  ----------
                                                        $37,155,146 $30,792,042
                                                        =========== ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

  Line of credit borrowings ..........................  $ 3,388,000  $       --
  Current portion of long-term debt...................      667,576     875,292
  Accounts payable, trade and accrued expenses .......    6,147,949   3,588,950
  Accrued preferred stock dividends...................      264,301     306,599
  Other payable.......................................    4,020,481   4,020,481
  Warranty reserve - current..........................    5,451,992     975,170
                                                        -----------  ----------
     Total current liabilities .......................   19,940,299   9,766,492

Long-term debt........................................    1,726,798   3,227,097
Line of credit borrowings.............................           --   3,189,391
Non-current warranty..................................      666,890   2,366,725
                                                        -----------  ----------
     Total liabilities ...............................   22,333,987  18,549,705
                                                        -----------  ----------

Commitments and contingencies.........................           --          --
Shareholders' equity:

  Preferred stock - Series A, $10,000 par value;
    authorized, issued and outstanding 400 shares.....    4,000,000   4,000,000
  Preferred stock - Series B, $10,000 par value;
    authorized, issued and outstanding 400 shares.....           --   4,000,000
  Common stock - $.01 par value; authorized
    20,000,000 shares; 4,652,600 and 4,672,600 shares
    issued and outstanding............................       46,526      46,726
  Capital in excess of par value .....................   13,756,355  13,808,655
  Retained earnings...................................   (2,815,886) (9,292,432)


Accumulated other comprehensive income................     (165,836)   (320,612)
                                                        -----------  ----------

    Total shareholders' equity .......................   14,821,159  12,242,337
                                                        -----------  ----------

                                                        $37,155,146 $30,792,042
                                                        =========== ===========

   The accompanying notes are an integral part of these financial statements.

                             TOTAL CONTAINMENT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            YEARS ENDED DECEMBER 31,


                                                               1997              1998              1999
                                                           ------------      ------------      ------------
Net sales ............................................     $ 45,648,699      $ 53,581,818      $ 24,913,485
Cost of sales (excluding warranty expense) ...........       30,697,518        30,991,472        20,618,098
                                                           ------------      ------------      ------------
                                                             14,951,181        22,590,346         4,295,387
Warranty expense .....................................        1,396,329         1,635,660           709,727
Special pipe warranty charge (reversal) ..............       17,200,000        (3,347,567)          800,000
                                                           ------------      ------------      ------------
Gross profit (loss) ..................................       (3,645,148)       24,302,253         2,785,660
Selling, general and administrative ..................       12,307,515        12,261,077        11,510,429
Amortization of patents, licenses and goodwill .......          521,077           430,468           244,884
Loss on write-off of patent and patent license .......          564,684         3,727,250                --
Other operating expense ..............................        1,800,000                --                --
                                                           ------------      ------------      ------------
Income (loss) from operations ........................      (18,838,424)        7,883,458        (8,969,653)
Interest expense .....................................          626,575           536,490           725,003
                                                           ------------      ------------      ------------
Income (loss) before income taxes ....................      (19,464,999)        7,346,968        (9,694,656)
Income tax expense (benefit) .........................       (7,108,795)        2,759,195        (3,524,709)
                                                           ------------      ------------      ------------

Net income (loss) ....................................      (12,356,204)        4,587,773        (6,169,947)
Preferred stock dividend .............................               --           264,301           306,599
                                                           ------------      ------------      ------------

Net income (loss) applicable to common

 shareholders ........................................     $(12,356,204) $      4,323,472      $ (6,476,546)
     .................................................      ===========       ===========       ===========
Per share data:
 Earnings (loss) per common share - basic ............     $      (2.66)     $        .93      $      (1.39)
                                                           ============      ============      ============
 Earnings (loss) per common share assuming dilution ..     $      (2.66)     $        .89      $      (1.39)
                                                           ============      ============      ============
Weighted average shares used in computation of
  earnings (loss) per common share - basic ...........        4,641,600         4,646,000         4,667,855
                                                           ============      ============      ============
Weighted average shares used in computation of
  earnings (loss) per common share - assuming dilution        4,641,600         4,859,872         4,667,855
                                                           ============      ============      ============

   The accompanying notes are an integral part of these financial statements.

                             TOTAL CONTAINMENT, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999


                                                                                            ACCUMULATED
                                                                                               OTHER
                                                                CAPITAL                    COMPREHENSIVE
                                      PREFERRED      COMMON    IN EXCESS       RETAINED       INCOME
                                        STOCK        STOCK    OF PAR VALUE     EARNINGS       (LOSS)         TOTAL
                                      ----------    -------   ------------   ------------  -------------  -----------
January 1, 1997.....................  $       --    $46,416   $ 13,728,778   $  5,216,846    $  23,539    $19,015,579
Net loss............................                                          (12,356,204)                (12,356,204)
Equity adjustment from foreign
 currency translation...............                                                          (219,519)      (219,519)
                                      ----------    -------   ------------   ------------    ------------ ------------
December 31, 1997...................          --     46,416     13,728,778     (7,139,358)    (195,980)     6,439,856

Net income..........................                                            4,587,773                   4,587,773
Equity adjustment from foreign
  currency translation...............                                                           30,144         30,144
Issuance of preferred stock.........   4,000,000                                                            4,000,000
Issuance of common stock............                    110         27,577                                     27,687
Preferred stock dividends...........                                             (264,301)                   (264,301)
                                      ----------    -------    -----------   ------------    ---------    ------------
 December 31, 1998..................   4,000,000     46,526     13,756,355     (2,815,886)    (165,836)    14,821,159

Net loss  ..........................                                           (6,169,947)                 (6,169,947)
Equity adjustment from foreign
  currency translation...............                                                         (154,776)      (154,776)
Issuance of preferred stock.........   4,000,000                                                            4,000,000
Issuance of common stock............                    200         52,300                                     52,500
Preferred stock dividends...........                                             (306,599)                   (306,599)
                                      ----------    -------    -----------   ------------    ---------    ------------

 December 31, 1999..................  $8,000,000    $46,726    $13,808,655   $ (9,292,432)   $(320,612)   $12,242,337
                                      ==========    =======    ===========   ============    =========    ===========


The accompanying notes are an integral part of these financial statements.

                             TOTAL CONTAINMENT, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEARS ENDED DECEMBER 31,


                                                                1997              1998             1999
                                                            ------------      ------------      -----------
Cash flows from operation activities:
 Net income (loss)......................................... $(12,356,204)     $  4,587,773      $(6,169,947)

 Adjustments to reconcile net income (loss) to net cash provided by operating activities:

  Depreciation and amortization............................    1,744,418         1,940,778        1,629,614
  Loss on write-off of patent..............................      564,684         3,727,250               --
  Change in assets and liabilities:
   Accounts receivable.....................................     (561,500)       (5,424,842)       8,834,718
   Inventories.............................................     (158,721)         (303,804)       2,138,847
   Other assets............................................    1,081,230         1,525,848           78,953
   Deferred taxes..........................................   (5,719,438)        3,042,634       (3,746,956)
   Accounts payable, trade and accrued expenses............      987,414          (436,771)      (2,275,025)
   Other payable...........................................    4,020,481                --               --
   Warranty reserve........................................   12,855,711       (11,205,524)      (2,734,445)
                                                             -----------      ------------      -----------
    Net cash provided by (used for) operating activities...    2,458,075        (2,546,658)      (2,244,241)
                                                             ===========      ============      ===========


Cash flows from investing activities:

 Purchase of molds and tooling.............................     (500,688)         (197,066)        (187,948)
 Purchase of property and equipment........................   (1,699,212)       (1,279,361)      (2,237,346)
 Patent costs and license fees.............................      (67,744)               --               --
                                                             -----------       -----------      -----------
    Net cash used for investing activities.................   (2,267,644)       (1,476,427)      (2,425,294)
                                                             ===========       ===========      ===========


Cash flows from financing activities:

 Proceeds from sale of preferred stock.....................       --             4,000,000        4,000,000
 Dividends paid on Preferred Stock.........................       --                    --         (264,301)
 Proceeds from sale of common stock........................       --                27,687           52,500
 Borrowings on long-term debt..............................    1,154,712           105,000        2,125,392
 Payments on long-term debt................................     (770,012)         (759,420)        (417,377)
 Net borrowings (payments) under line of credit............     (480,000)          191,000         (198,609)
                                                             -----------       -----------      -----------
  Net cash provided by (used for) financing activities.....      (95,300)        3,564,267        5,297,605
                                                             -----------       -----------      -----------
Effect of foreign currency exchange rate...................      (99,027)          (21,137)         (29,412)
                                                             -----------       -----------      -----------

Net increase (decrease)....................................       (3,896)         (479,955)         598,658
Cash and cash equivalents at beginning of year.............      616,015           612,119          132,164
                                                             -----------       -----------      -----------

Cash and cash equivalents at end of year...................  $   612,119       $   132,164          730,822
                                                             ===========       ===========      ===========
Supplemental cash flow information:

 Interest paid.............................................  $   626,575       $   540,469      $   533,105
 Income taxes paid (received) net of refunds...............  $(1,024,129)      $(1,567,063)     $  (369,407)


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

     Income taxes. The Company uses the liability method (specified by SFAS No.
109) of accounting for income taxes. Under this method, deferred tax liabilities and assets are recorded for the expected future tax consequences of temporary differences between the carrying amounts for financial statement purposes and the tax bases of assets and liabilities. Income tax expense (benefit) for the years ended December 31, 1997, 1998 and 1999 were a benefit of $7.1 million, a charge of $2.8 million and a benefit of $3.5 million, respectively. The variances from 1999 to 1998 and 1998 to 1997 were due to the change in the Company's income before income taxes. An income tax benefit was recorded in 1997, which was derived principally from the future deductibility of warranty expense recognized for financial statement purposes in 1997, had been established as a deferred tax asset in the amount of $7.4 million as of December 31, 1997 and was segmented into current and long term portions based upon projections as to the tax period in which the Company expected to receive these benefits. The Company utilized a portion of the deferred tax asset during 1998, thereby decreasing its balance to $4.4 million as of December 31, 1998. As a result of the losses sustained by the Company during 1999, the Company increased its deferred tax asset by $3.7 million to $8.1 million as of December 31, 1999. The valuation allowance relating to the state net operating loss carryforward component of the deferred tax asset was $275,465 at December 31, 1997 but was eliminated as of December 31, 1998 due to the expectation that the state net operating loss carryforwards will be utilized. Realization of deferred tax assets associated with NOL Carryforwards is dependant upon generating sufficient taxable income prior to their expiration. The Company currently believes that it is more likely than not that this asset will be realized in future years as a result of taxable income to be generated but will continue to monitor the valuation of this asset on an ongoing basis.


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

3. INVENTORIES

     Inventories consist of the following:

                                                            December 31,
                                                     -------------------------
                                                         1998          1999
                                                     -----------   -----------
Raw materials.....................................   $   784,719   $   525,923
Finished goods....................................     6,838,077     4,912,465
                                                     -----------   -----------
                                                     $ 7,622,796   $ 5,438,388
                                                     ===========   ===========

4. MOLDS AND TOOLING

     Molds and tooling include the following:

                                                           December 31,
                                        Useful       -------------------------
                                        Lives            1998          1999
                                       -------       -----------   -----------
Molds and tooling  ................... 3 years       $ 2,386,973   $ 2,566,482
Less - accumulated amortization...............        (1,949,252)   (2,237,043)
                                                     -----------   ----------
                                                     $   437,721   $   329,439
                                                     ===========   ===========


     Amortization expense of molds and tooling costs was $865,106, $698,058 and $287,791 for the years ended December 31, 1997, 1998 and 1999, respectively.

5. PROPERTY AND EQUIPMENT

                                                           December 31,
                                      Useful         -------------------------
                                      Lives              1998          1999
                                    ----------       -----------   -----------

Furniture, fixtures and
  office equipment ................  3-5 years       $   981,801   $ 1,045,605
Equipment ......................... 5-10 years         4,075,351     6,183,542
Leasehold improvements............. lease term           861,212       963,866
                                                     -----------   -----------
                                                       5,918,364     8,193,013
Less - Accumulated depreciation...............        (1,531,638)   (2,616,916)
                                                     -----------   -----------

                                                     $ 4,386,726   $ 5,576,097
                                                     ===========   ===========


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


     Aggregate maturities of the borrowings is as follows:


          2000 ........................................   875,292
          2001 ........................................   827,097
          2002 ........................................   800,000
          2003 ........................................   800,000
          2004 ........................................   800,000
                                                        ---------
                                                        4,102,389
                                                        =========


7.   LINE OF CREDIT


     In December 1999, the Company entered into a new $5 million line of credit facility with a new bank. The line of credit is to be used for operating working capital purposes and expires on June 30, 2001. Proceeds from this facility were used to repay the old facility of approximately $3 million. This facility charges interest at a rate of LIBOR plus 1.50 % (7.33% as of December 31, 1999) and is guaranteed by Canam Steel Corporation, a subsidiary of The Canam Manac Group, Inc. Canam Steel Corporation is currently the holder of all of the Preferred Stock of the Company. Canam Steel Corporation charges a fee for this guarantee at the rate of .50% of the outstanding balance. The line of credit requires the Company to maintain $5.0 million in tangible net worth as defined in the agreement.


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


                                              FOR THE YEAR ENDED DECEMBER 31, 1999
                                            ----------------------------------------
                                               INCOME         SHARES      PER-SHARE
                                             (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                             -----------   -------------  ----------
Loss applicable to common shareholders       (6,476,546)
                                             ==========
BASIC EPS
Loss applicable to common shareholders       (6,476,546)     4,667,855      $(1.39)

EFFECT OF DILUTIVE SECURITIES
Options                                              --             --          --
                                             ----------      ---------      ------
DILUTED EPS
Loss applicable to common shareholders
plus assumed conversions                     (6,476,546)     4,667,855      $(1.39)
                                             ==========      =========      ======


     Options to purchase 715,000 shares of common stock at a range of $2.50 to $9.50 a share were outstanding during 1999 that were not included in the computation of diluted EPS because the effect of the options would have been antidilutive. The options, which expire from December 31, 2000 to December 31, 2009, were still outstanding at December 31, 1999.



                                              FOR THE YEAR ENDED DECEMBER 31, 1998
                                            ----------------------------------------
                                               INCOME         SHARES      PER-SHARE
                                             (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                             -----------   -------------  ----------
Income applicable to common shareholders      4,323,472
                                             ==========
BASIC EPS
Income applicable to common shareholders      4,323,472      4,646,000       $.93

EFFECT OF DILUTIVE SECURITIES
Options                                              --       213,872         --
                                             ----------      ---------       ----
DILUTED EPS
Income applicable to common shareholders
plus assumed conversions                      4,323,472      4,859,872       $.89
                                             ==========      =========       ====


     Options to purchase 148,000 shares of common stock at a range of $6.63 to $9.50 a share were outstanding during 1998 that were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. 115,000 of the options, which expire from December 31, 2000 to August 7, 2002, were still outstanding at December 31, 1999.


                                              FOR THE YEAR ENDED DECEMBER 31, 1997
                                           -----------------------------------------
                                               INCOME         SHARES      PER-SHARE
                                             (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                           -------------   -------------  ----------
Loss applicable to common shareholders     ($12,356,204)
                                           ============
BASIC EPS
Loss applicable to common shareholders     ($12,356,204)     4,641,600      ($2.66)

EFFECT OF DILUTIVE SECURITIES
Options                                              --             --          --
                                           ------------      ---------      ------
DILUTED EPS
Loss applicable to common shareholders
plus assumed conversions                   ($12,356,204)     4,641,600      ($2.66)
                                           ============      =========      ======


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

Company's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below.

                                         1997            1998           1999
                                     ------------     ----------    -----------
Net Income (loss) applicable to
  Common Shareholders ...

                      as reported    $(12,356,204)    $4,323,472    $(6,476,546)
                      pro forma      $(12,554,174)    $4,207,743    $(6,608,552)

Basic earnings (loss)

  per share ......... as reported    $      (2.66)    $      .93    $     (1.39)
                      pro forma      $      (2.71)    $      .91    $     (1.42)


Diluted earnings (loss)

  per share ......... as reported    $      (2.66)    $      .89    $     (1.39)
                      pro forma      $      (2.71)    $      .87    $     (1.42)


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


     A summary of the status of the Company's option plans as of December 31, 1999, and changes for the three years then ended was as follows:


                                           1997                  1998                  1999
                                     ------------------    ------------------    -------------------
                                              Weighted               Weighted              Weighted
                                               Average                Average               Average
                                     Number   Exercise     Number    Exercise    Number    Exercise
                                      of      Price Per      of      Price Per     of      Price Per
                                     Shares     Share      Shares      Share     Shares      Share
                                    -------   ---------    -------   ---------   -------   ---------
Outstanding at beginning of year    595,000     $4.20      665,000     $4.10     683,000     $4.51


Options granted                      70,000      2.70       88,000      5.56     128,000     $2.73

Options exercised                        --        --      (11,000)     2.52     (20,000)    $2.63


Options forfeited                                          (59,000)     4.92     (76,000)    $4.73
                                    -------     -----      -------     -----    --------     -----
Outstanding at end of year           665,00     $4.10      683,000     $4.51     715,000     $3.98
                                     =======    =====      =======     =====     =======     =====

Options exercisable at year end      201,000    $5.41      268,600     $5.01     451,000     $4.39
                                     -------    -----      -------     -----     -------     -----
Weighted average fair value of
 options granted during the year                $1.53                  $4.33                 $2.00
                                                =====                  =====                 =====


     The following information applies to options outstanding at December 31,
1999

Number outstanding..............................            715,000

Range of exercise prices........................     $2.50 to $9.50
Weighted average exercise price.................              $3.98
Weighted average remaining contractual life ....   2 years 2 months


     The following table summarizes information about non-qualified stock options at December 31, 1999


                               Options Outstanding                      Options Exercisable
                 --------------------------------------------      ----------------------------
                    Number           Weighted                         Number
                 Outstanding         Average         Weighted       Exercisable        Weighted
Range of             at             Remaining         Average            at             Average
Exercise         December 31,       Contractual      Exercise       December 31,       Exercise
 Prices              1999              Life            Price            1999            Price
--------         ------------       -----------      ---------      ------------       --------

$2.50 to $3.50     540,000          2 yr. 4 ms.        $2.80          338,000            $2.85

$4.44 to $6.63      75,000          3 yr. 7 ms.        $5.08           13,000            $5.18

$9.50              100,000          0 yrs.             $9.50          100,000            $9.50


10. PREFERRED STOCK


     In March 1998, the Company's principal shareholder purchased from the Company 400 shares of authorized Series A Floating Rate Preferred Stock of the Company at $10,000 cash per share or $4 million in the aggregate. In December 1999, the Company's principal shareholder purchased an additional 400 shares of Series B Floating Rate Preferred Stock of the Company at $10,000 cash per share, or $4 million in the aggregate (the Series A and Series B Floating Rate Preferred Stock are hereafter collectively referred to as the "Preferred Stock"). The Series A Preferred Stock is entitled to receive, as and if declared by the Company's Board, dividends at a floating rate equal to the rate payable by the Company on its line of credit with its commercial bank. Series B Preferred Stock is entitled to dividends at a floating rate equal to the rate payable by the Company on its line of credit with its commercial bank plus .8 %. Dividends are paid quarterly in arrears, and if not declared or paid would cumulate at the above mentioned rates, plus 50 basis points. As of January 1, 1999, the principal shareholder has waived payment of the dividends for the foreseeable future, including the nonpayment portion of the interest rate. The Preferred Stock: (i) does not possess voting rights, (ii) is not convertible into common stock, and (iii) is not redeemable at the option of the holder. The Preferred Stock is redeemable at the option of the Company, but only (i) if and to the extent the Company's net tangible assets at the end of any fiscal quarter and after such dividend exceeds $4.5 million, or (ii) if at least a majority of the independent and disinterested members of the audit committee of the Company's Board of Directors approve such redemption. The preceding provision relating to redemption constitutes a covenant between the Company, the Company's principal shareholder and its remaining shareholders and may not be changed without the approval of at least a majority of the independent and disinterested members of the audit committee of the Company's Board of Directors.


11. INCOME TAXES

     The provision (benefit) for income taxes consists of the following:

                                         Year ended December 31,
                                 --------------------------------------
                                     1997         1998          1999
                                 -----------   ---------    -----------
Currently payable:

  Federal...................     $(1,390,866)   $(354,236)   $    (6,399)
  State.....................        (178,732)      23,018        (35,294)
  Foreign...................         180,241       47,779        263,940

Deferred....................      (5,719,438)   3,042,634     (3,746,956)
                                 -----------   ----------    -----------
                                 $(7,108,795)  $2,759,195    $(3,524,709)
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

     Deferred income tax expense (benefit) consists of the following:


                                                             Year ended December 31,
                                                 ---------------------------------------------
                                                     1997             1998             1999
                                                 -----------      -----------      -----------
Depreciation ...............................     $    31,633      $    51,133      $    35,100

Allowance for doubtful accounts ............         (58,500)         (85,995)          23,658
Warranty reserve ...........................      (5,021,502)       4,298,704      $ 1,083,025
Other reserves .............................        (672,011)         549,398               --
Federal and state NOL carryforward .........              --       (1,490,071)     $(4,887,470)
Decrease in valuation allowance of state NOL              --         (275,465)              --
Other ......................................     $       942)     $    (5,070)     $    (1,269)
                                                 -----------      -----------      -----------

                                                 $(5,719,438)     $ 3,042,634      $(3,746,956)
                                                 ===========      ===========      ===========

     A reconciliation of income taxes with the amounts which would result from applying the U.S. statutory rate follows:


                                                                           Year ended December 31,
                                                                   -------------------------------------
                                                                       1997         1998          1999
                                                                   -----------   ----------   ----------
Tax expense (benefit) at U.S. statutory rate....................  $(6,618,099)   $2,497,969   $(3,296,183)

State income tax expense (benefit), net of federal benefit......     (910,592)      413,099      (348,359)
Excess foreign tax on foreign subsidiary income.................       35,028         5,029        27,783
Amortization of certain intangible assets and non-deductible
  meals and entertainment.......................................      261,794       115,623        93,881
Increase (decrease) in valuation allowance......................      115,778      (275,465)           --
Other...........................................................        7,296         2,940        (1,831)
                                                                  -----------    ----------   -----------
                                                                  $(7,108,795)   $2,759,195   $(3,524,709)
                                                                  ===========    ==========   ===========


     Significant components of the deferred tax balances at December 31, 1998 and 1999 are:


                                                 December 31, 1998         December 31, 1999
                                             ------------------------   ------------------------
                                              Current      Noncurrent    Current       Noncurrent
                                              deferred      deferred     deferred       deferred
                                             ----------    ----------   ----------     ----------
Warranty reserve............................ $2,126,277    $  260,087   $  380,316     $  923,023
Other reserves..............................    165,937                    165,937
Allowance for doubtful accounts.............    163,995                    140,337             --
Depreciation................................         --      (126,434)          --       (161,534)
Net operating loss carry forward............    372,366     1,393,170      825,252      5,827,754
Other.......................................     22,027                     23,295             --
                                             ----------    ----------   ----------     ----------

                                             $2,850,602    $1,526,823   $1,535,137     $6,589,243
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

     In January 1998, the Company settled and terminated litigation with two competitors who claimed that they possessed licenses to manufacture and sell underground systems with retractability and other features covered by patents licensed to the Company. The purported licensees acknowledged that whatever license rights they had were terminated and the Company paid approximately $1.64 million to them, excluding various other expenses associated with this litigation of approximately $160,000.

     During 1997, the Company initiated a legal action against Dayco Products, Inc., a subsidiary of Mark IV Industries, in the United States District Court for the Eastern District of Pennsylvania seeking, among other things, a judicial determination that Dayco breached the provisions of two Supply Agreements, entered into in 1990 and 1993 for the sale of primary pipe. The Complaint alleges that Dayco supplied pipe that was defective because it was susceptible to microbial fungus. In its suit, the Company requests that the Court award damages to cover, among other things, the cost of inspecting and replacing defective pipe and related costs in an amount to be determined at trial and for further appropriate relief. The Company, in consultation with its legal counsel, believes that it is more likely than not that the Company will prevail with respect to its material claims. (See Note 2 of the Notes to Consolidated Financial Statements - "Significant Accounting Policies - Warranty Reserve.") Dayco has filed a counterclaim for approximately $4.0 million for goods, services, and freight contracted for by the Company, under the Dayco Agreement (see Note 13 of the Notes to Consolidated Financial Statements - "Commitments") and damages for alleged breaches of various duties purportedly owed to Dayco. In addition, Dayco initiated a separate legal action against the Company in February 1999 in the District Court for the Western District of Missouri, alleging that the Company is infringing certain patents held by Dayco relating to hose couplings and is seeking, among other things, a determination of infringement, damages, and injunctive relief. The Company believes that it has meritorious defenses to Dayco's claims. As of January 1, 1999 the Company has entered into a contingency fee arrangement with its legal counsel whereby the Company will only pay for out-of-pocket expenses for the remainder of the discovery period and the trial-related costs. The trial is currently scheduled to commence April 3, 2000 and, although there are outstanding motions that may delay the trial date, the Company continues to press for the earliest possible trial date.

     In additions, Dayco initiated a separate legal action against the Company in February 1999 in the District Court for the Western District of Missouri, alleging that the Company is infringing certain patents held by Dayco relating to hose couplings and is seeking, among other things, a determination of infringement, damages, and injunctive relief.

     A legal action was filed in the Fifth Circuit Court of the State of Hawaii on September 16, 1997 by JJR Inc., James Jasper Enterprises, Inc., and others with interests in a retail shopping center on the Island of Kauai, Hawaii, against the Company, Dayco, and Senter Petroleum, Inc. for damages allegedly resulting from the failure of the Company's Enviroflex piping system on or about August 12, 1996 at The Little Gas Shack (the "Shack"), a retail gasoline service facility supplied by Senter Petroleum, Inc., adjacent to the shopping center. The Complaint alleges that more than 1,800 gallons of gasoline were released onto the property occupied by the Shack and the adjacent businesses and into a nearby stream and the harbor where the shopping center was located. Although the amount sought by the plaintiffs is not specified in the Complaint, the attorney retained by the Company's insurance carrier has ascertained that the plaintiffs are seeking approximately $23 million in damages. The Company has and maintains insurance with policy limits at the time of this claim of $3 million which may respond to this claim, however, the amount claimed exceeds the liability limits. Under the Dayco Supply Agreement, Dayco is required to indemnify and hold the Company harmless from all claims and suits by third parties based upon the manufacture of Enviroflex primary pipe or the performance by Dayco of its obligations under the Agreement (see Note 13). Dayco, has not, as yet, agreed to honor this obligation. The Company has commenced litigation to enforce its rights against Dayco. Based upon the Company's investigation to date, the Company believes that the Enviroflex secondary containment system functioned properly to contain the overflow and was not responsible for the release, and that any loss was caused by the failure of equipment manufactured and supplied by third parties. The Company believes that plaintiff's claims are grossly excessive and has vigorously defended its position. The Company believes that it has no material uninsured liability in connection with this matter and that if it does, it is covered by Dayco's indemnity.


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


     Lease Commitments. The Company leases its facilities, certain office equipment and vehicles under noncancelable operating leases. Total rental expense under these leases for the years ended December 31, 1997, 1998 and 1999 was approximately $867,000, $943,000 and $1,075,000, respectively.


     Future minimum lease payments under noncancelable operating leases at December 31, 1999 are as follows (rounded to the nearest thousands):


Year ended
December 31,
------------

    2000............................................    912,000
    2001............................................    861,000
    2002............................................    709,000
    2003............................................    672,000
    2004............................................      3,000
                                                      ---------
                                                      3,157,000

                                                      =========

14. FOREIGN OPERATIONS AND EXPORT SALES

     Summarized financial data with respect to the operations of TCI-Environment NV at December 31, 1998 and 1999 and for the years then ended follows (rounded to the nearest thousand):

                                                    1998          1999
                                                 ----------    ----------

Total assets...................................  $1,783,000    $2,113,000
Total liabilities..............................     418,000       537,000
                                                 ----------    ----------

Net assets.....................................  $1,365,000    $1,576,000
                                                 ==========    ==========
Net sales......................................  $3,782,000    $3,248,000
                                                 ==========    ==========

Net income.....................................  $   78,000    $  384,000
                                                 ==========    ==========



     The Company's net sales by geographic region (rounded to the nearest thousand) are as follows:



                                                       Year Ended December 31,
                                               ---------------------------------------
                                                   1997          1998         1999
                                               -----------   -----------   -----------
Net Sales:

 United States...............................  $33,128,000   $41,950,000   $18,938,000
 Canada......................................    1,463,000     1,646,000       892,000
 Mexico, Central and South America...........    6,412,000     5,059,000     1,407,000
 Europe and the Middle East..................    3,536,000     3,781,000     3,248,000
 Southeast Asia, Australia and New Zealand...    1,110,000     1,146,000       428,000
                                               -----------   -----------   -----------
Total........................................  $45,649,000   $53,582,000   $24,913,000
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