Form 10-K, Exhibit 13
period 2000-12-31
TOTAL CONTAINMENT INC
filed 2001-04-02
CIK 913666

[GRAPHIC OMMITTED]


To Our Shareholders:

         Total Containment continued to experience slow demand for its products and services during 2000. Major oil companies continued to slash spending on new station construction and upgrades to existing station underground systems. High oil prices also forced smaller station owners to focus capital on increased inventory costs at the expense of new station expansions or station upgrades. This slowdown, along with our continued effort to complete the pipe replacement program, has put a strain on the financial situation of the Company during 2000. Below are the highlights of both the Company's achievements and disappointments during 2000.

ACHIEVEMENTS

MARKET POSITIONING

         The market continued to focus on the short and long- term trends associated with the potential replacement of Methyl Tertiary Butyl Ether ("MTBE") fuel additive. The market has heightened its awareness of the environmental risks associated with MTBE escaping into the environment. As a result, the Company has repositioned its products to meet the regulatory testing requirements and increased customer comfort with the containment systems for their fuel delivery systems.

         Products include the new TotalTite sump system that provides superior secondary containment along with an easy retestable vacuum system to assure system "tightness". TotalTite sump systems can be installed in new installations as well as retrofitted on existing systems through a patented TotalGard(R) process which upgrades the system without breaking concrete or expensive excavation. The Company has also launched a new secondarily contained remote filling system which minimizes environmental exposure from the tanker truck hose to the underground storage tanks.

DAYCO LITIGATION

In November 2000, Total Containment was awarded $23.0 million for breach of contract associated with the deteriorating pipe supplied by Dayco Products, Inc. As part of a counterclaim, Dayco Products, Inc. was awarded $3.7 million for an accounts payable already reserved by the Company. The court is reviewing post-trial motions submitted by both parties. The motions address whether the $23.0 million verdict should be sustained, reduced, or eliminated, or, whether a new trial should be granted on the Company's claims.

DISAPPOINTMENTS

SALES

         The Company experienced a decrease in sales in 2000 versus 1999. Reduced capital spending primarily by United States retailers accounted for the decline. Net sales for the Company decreased to $16.7 million in 2000 from $24.9 million in 1999.

LOSSES

         The net loss for the Company increased from $6.5 million in 1999 to $9.1 million in 2000. The reduced revenues, increased legal expenses associated with the Company's legal action against Dayco Products, Inc. for breach of contract for supplying deteriorating pipe and the Company's election to reserve against any increases in its deferred tax asset all contributed toward the increased loss. Total Containment continued to reduce spending to adjust to the market weakness.

PIPE REPLACEMENT PROGRAM

         The Company continued to replace the pipe supplied by Dayco Products, Inc. prior to September 1994, which the Company claims was subject to deterioration due to a microbial fungus. Because of the market downturn, the Company prioritized the remaining sites to pull the more severely deteriorated pipe first. The Company expects to continue replacing pipe as results from operations permit.

OUTLOOK

         The Company has positioned its products to provide a solution to customer concerns regarding MTBE and its regulatory impact. This should provide growth opportunities in existing markets. We have been targeting new markets in Eastern Europe, Africa, and Southeast Asia to provide increased revenues. The Company continues to evaluate new products for the marketplace as well as continually evaluate cost reduction programs to return the Company to profitability.

                                           Very truly yours,



                                           Pierre Desjardins

                                           Chairman of the Board

                                           John R. Wright, Jr.
                                           President and Chief Executive Officer

                             SELECTED FINANCIAL DATA

The following table sets forth certain consolidated summary financial data of the Company for the periods presented.

                                                                               Year Ended December 31,
                                                                   2000      1999      1998       1997      1996
                                                                  -------   -------   -------   -------   --------
                                                                        (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
 Net sales......................................................  $16,655   $24,913   $53,582   $ 45,649   $37,730
 Cost of sales (excluding warranty
  expense)......................................................   14,542    20,618    30,991     30,698    24,288
                                                                  -------   -------   -------   -------    -------
                                                                    2,113     4,295    22,591     14,951    13,442
 Warranty expense...............................................      501       710     1,636      1,396       747
 Special pipe warranty charge (reversal)(1)(2)..................       --       800    (3,347)    17,200        --
                                                                  -------   -------   -------   --------  --------
 Gross profit (loss)............................................    1,612     2,785    24,302     (3,645)   12,695
 Selling, general and administrative............................    8,385    11,510    12,261     12,307    10,665
 Amortization of patents, licenses and
  goodwill(3)(4)................................................      245       245       430        521       508
 Loss on write-off of patent and patent license(4)..............       --        --     3,727        565        --
 Impairment loss (5)............................................      275        --        --         --        --
 Other operating expense(6).....................................       --        --        --      1,800        --
                                                                  -------   -------  --------    --------  -------
 Income (loss) from operations..................................   (7,293)   (8,970)    7,884    (18,838)    1,522
 Interest expense...............................................      877       725       537        627       362
                                                                  -------   -------   -------   --------   -------
 Income (loss) before income taxes..............................   (8,170)   (9,695)    7,347    (19,465)    1,160
 Income tax expense (benefit)...................................      105    (3,525)    2,759     (7,109)      762
                                                                  -------   -------   -------   --------   -------
 Net income (loss)(7)...........................................  $(8,275)  $(6,170) $  4,588   $(12,356)      398
 Preferred stock dividend(8)....................................      808       307       264         --        --
                                                                  -------   -------   -------   --------   -------
 Net income (loss) applicable to common shareholders............  $(9,083)  $(6,477)  $ 4,324  $ (12,356)  $   398
                                                                   ======    ======   =======  =========   =======
 Earnings (loss) per common share-basic(9)......................  $ (1.94)  $ (1.39)  $   .93  $   (2.66)  $   .09
                                                                  =======   =======   =======   ========   =======
 Earnings (loss) per common share - assuming dilution...........  $ (1.94)  $ (1.39)  $   .89  $   (2.66)  $   .08
                                                                  =======   =======   =======   ========   =======

                                                                                     December 31,
                                                                  ---------------------------------------------
                                                                     2000      1999      1998      1997      1996
                                                                   -------   -------   -------   -------   --------
                                                                                   (In thousands)
BALANCE SHEET DATA:
 Working capital ...............................................  $  3,147   $ 5,916   $ 4,761   $ 1,128   $ 8,261

 Goodwill, patents and patent rights and license, net(3)........     5,565     5,810     6,102     9,672    10,700

 Deferred income taxes..........................................     8,124     8,124     4,377     7,420     1,701

 Total assets...................................................    26,098    30,792    37,155    40,047    34,965

 Line of credit borrowings(10)(11)..............................     6,778     3,189     3,388     3,197     3,677

 Debt(12).......................................................     3,381     4,102     2,394     3,049     2,664
 Shareholders' equity(9)........................................     5,041    12,242    14,821     6,440    19,016

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

(2) As a result of a review performed during the fourth quarter of 1999 of the progress regarding the Company's replacement of deteriorating pipe supplied by Dayco, and the effects of the Company's decision, during the second quarter of 1999, to prioritize the pipe replacement at locations where the pipe is significantly deteriorated, as well as the costs expected to be incurred to complete this process, the Company recorded, during the fourth quarter of 1999, a charge to the warranty reserve of $800,000.

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

(4) Due to a judicial order issued in September 1998 in litigation between the Company and Environ Products, Inc., which declared invalid a patent licensed by the Company, the Company wrote off in 1998 approximately $3.7 million of current unamortized cost of the patent license. See Note 12 of Notes to Consolidated Financial Statements

(5) In December 2000, the Company determined to curtail the field service operation as part of its continued efforts to adjust costs to current market conditions. The impairment loss represents the write down to net realizable value of the field service operation assets.

(6) The other expense of $1.8 million incurred in 1997 was associated with the legal settlement regarding licensing of certain patented technology.

(7) The net loss in 1997, resulting principally from the $20.4 million of warranty and other expense in 1997, created a deferred tax asset of approximately $7.4 million. This future tax asset is reflected under "Deferred Income Taxes" (both current and long-term) on the Company's balance sheet. The Company currently believes that it is more likely than not that the net carrying amount of this asset will be realized in future years.

(8) In March 1998, Canam Steel Corporation purchased from the Company 400 shares of authorized Series A Floating Rate Preferred Stock of the Company at $10,000 cash per share or $4 million in the aggregate. In December 1999, Canam Steel Corporation purchased 400 shares of authorized Series B Floating Rate Preferred Stock of the Company at $10,000 cash per share or $4 million in the aggregate. In August 2000, Canam Steel Corporation purchased 40 shares of authorized Series C Floating Rate Preferred Stock of the Company at $50,000 cash per share or $2 million in the aggregate.

(9) Based on approximately 4.6 million weighted average shares outstanding during 2000, 1999, 1998, 1997 and 1996.

(10) Increases in the line of credit and debt in 1996 were due to increased working capital requirements for, among other things, warranty charges related to the Enviroflex(R) pipe, as well as two term loans for expansion and the acquisition of American Containment, Inc.

(11) In December 1999, the Company entered into a new $5.0 million line of credit which was originally due to expire in June 2001. During 2000, the line of credit was renegotiated to allow for $7.0 million in borrowings and was extended to expire on April 1, 2002. The line of credit is to be used for working capital purposes.

(12) In September 1999, the Company refinanced all of its existing long-term debt with a new $4.0 million facility with Finloc Inc. (Finloc Inc. is the holder of approximately 57% of the Company's common stock). Proceeds from the loan were used to repay $1.9 million of long term debt, $1.0 million was used to pay down the existing short term line of credit and approximately $1.1 million was used to pay existing vendors who had supplied various components in connection with the Company's installation of its corrugator.

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

     These forward-looking statements include statements with respect to the Company's vision, mission, strategies, goals, beliefs, plans, objectives, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business of the Company, including but not limited to, (i) projections of revenues, costs of raw materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, the effect of currency fluctuations, capital structure and other financial items, (ii) statements of plans and objectives of the Company or its management or board of directors, including the introduction of new products, or estimates or predictions of actions by customers, suppliers, competitors or regulating authorities, (iii) statements of future economic performance, (iv) statements of assumptions, such as the prevailing weather conditions in the Company's market areas, and other statements about the Company or its business, and (v) statements preceded by, followed by or that include the words, "may," "could," "should," "pro forma," "looking forward," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," or similar expressions. These forward-looking statements involve risks and uncertainties, which are subject to change based on various important factors (some of which, in whole or in part, are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements: (1) the strength of the United States and global economies in general and the strength of the regional and local economies in which the Company conducts operations; (2) the effects of, and changes in, U.S. and foreign governmental trade, monetary and fiscal policies and laws; (3) the timely development of competitive new products and services by the Company and the acceptance of such products and services by customers; (4) willingness of customers to substitute competitors' products and services and vice versa; (5) the impact on operations of changes in U.S. and governmental laws and public policy, including environmental regulations; (6) the level of export sales impacted by export controls, changes in legal and regulatory requirements; policy changes affecting the markets, changes in tax laws and tariffs, exchange rate fluctuations, political and economic instability, and accounts receivable collection; (7) changes in capital expenditures by major oil companies resulting from proposed and completed mergers and consolidations of the oil companies; (8) technological changes; (9) regulatory or judicial proceedings; (10) the failure to generate sufficient pre-tax income to utilize the net carrying value of the deferred tax assets currently recorded by the Company; (11) the impact of any current or future litigation involving the Company; and (12) the success of the Company at managing the risks involved in the foregoing.

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

RESULTS OF OPERATIONS - 2000-1998

         The following table sets forth, for the periods indicated, certain financial data as a percentage of net sales:

                                            YEAR ENDED DECEMBER 31,
                                          ---------------------------
                                            2000     1999      1998
                                          --------  -------  -------

Net sales...............................    100.0%   100.0%   100.0%
Cost of sales (excluding warranties)....     87.3     82.8     57.8
                                            -----    -----   ------
                                             12.7     17.2     42.2
Warranty expense........................      3.0      2.8      3.0
Special pipe warranty charge (reversal)        --      3.2     (6.2)
                                            -----    ------  ------
Gross profit............................      9.7     11.2     45.4

Selling, general and administrative.....     50.3     46.2     22.9
Amortization of patents, licenses and
  goodwill..............................      1.5      1.0      0.8
Loss on write-off of patent and patent
  license...............................       --       --      7.0
Impairment Loss.........................      1.7       --       --
                                            -----    -----   ------
Operating income (loss).................    (43.8)   (36.0)    14.7
Interest expense........................      5.3      2.9      1.0
                                            -----    -----   ------
Income (loss) before income taxes.......    (49.1)   (38.9)    13.7

Income tax expense (benefit)............      0.6    (14.1)     5.1
                                            -----    -----   ------
Net income (loss).......................    (49.7)%  (24.8)%    8.6%
                                            -----    -----   ------
Preferred stock dividend................      4.8      1.2       .5
                                            -----    -----   ------
Net income (loss) applicable
to common shareholders..................    (54.5)%  (26.0)%    8.1%
                                            =====    =====    ======

2000 VERSUS 1999

Net Sales

         The Company's net sales for the year ended December 31, 2000 were $16.7 million compared to $24.9 million for the year ended December 31, 1999, a decrease of 33.1%. The decrease was attributable to a decrease in sales from both our flexible underground piping system products and our field service operations, which was primarily attributable to a general slowdown in new construction and renovation of petroleum service stations. A large number of service stations have elected not to undertake renovations required to meet the Environmental Protection Agency's ("EPA") regulations due to an extension of the deadline for compliance. The mergers of several large oil companies resulted in a delay in their capital expenditure plans which has also had a negative impact on the Company's revenues.

Gross Profit (Loss)

         The primary component of the Company's cost of sales is the product manufacturing costs incurred by the Company as well as costs paid to various third party manufacturers. Other components are the variable and fixed costs of operating the Company's manufacturing, field service and warehousing operations, depreciation of molds, tools and equipment, and warranty expense. The Company's gross profit after the warranty provision for the year ended December 31, 2000 was $1.6 million compared to a $2.8 million profit after the warranty provision for the year ended December 31, 1999. The decrease is due primarily to the decrease in product sales volume as well as a decrease in the field service operation sales volume. At the lower revenue levels, manufacturing, warehousing and field service costs were not fully absorbed. Additionally, there was production scrap expense related to the start up of new equipment, and higher freight cost. As a result of a review performed during the fourth quarter of 1999 of the progress regarding the Company's replacement of deteriorating pipe supplied by Dayco, and the effects of the Company's decision, during the second quarter of 1999, to prioritize the pipe replacement at locations where the pipe is significantly deteriorated, as well as the costs expected to be incurred to complete this process, the Company recorded, during the fourth quarter of 1999, a charge to the warranty reserve of $800,000. No special pipe warranty charge was recorded in 2000.

         Comparing margins before the effect of the warranty provision, the Company experienced a decrease in gross profit primarily from decreased sales of our main piping products and field service operations and the resulting unabsorbed manufacturing, warehousing and field operation costs, as well as the production scrap and freight cost.

         The Company's gross profit percentage after the effect of the warranty provision decreased to 9.7% for the year ended December 31, 2000, compared to a gross profit percentage after the effect of the warranty provision of 11.2% for the year ended December 31, 1999. The gross margin for both 2000 and 1999 was adversely affected by the decrease in product sales volume as well as a decrease in the field service operation sales volume and the unabsorbed manufacturing, warehousing and field services operations costs. The gross profit margin percentage in 1999 was also adversely affected by the special warranty charge of $800,000. The Company's gross profit percentage before effect of the warranty provision for the year ended December 31, 2000 decreased to 12.7%, compared to a gross profit percentage before the effect of the warranty provision of 17.2% for the year ended December 31, 1999. The decrease was primarily attributable to the decrease in product sales volume as well as a decrease in the field service operation sales volume.

Operating Expense

         Selling, general and administrative expenses consist primarily of salaries and related benefits, payroll taxes, commissions, royalties, legal expenses and other general, administrative and overhead costs. Selling, general and administrative expenses for the year ended December 31, 2000 were $8.4 million compared to $11.5 million for the year ended December 31, 1999. The decrease from 1999 to 2000 resulted from a full year of benefit from a decrease in personnel headcount and activity levels due to cost reductions initiated by the Company during the second quarter of 1999. The 2000 reductions are partially offset by approximately $950,000 in charges related to the Dayco lawsuits (See
Note 12 of Notes to Consolidated Financial Statements). The 1999 reductions are partially offset by approximately $1.5 million in charges for reductions in operations, shutdown of certain activities, write down of certain asset valuations, severance costs, truck lease termination expenses, bank line of credit renegotiation costs, and insurance coverage adjustments.

Amortization of Intangibles

         Amortization of intangibles consists of the amortization of goodwill over a period of 40 years and the amortization of various patents and licenses that are amortized on a straight-line basis over the estimated lives of the patents (which range from 13 to 17 years) at the acquisition date or subsequent issuance date. Amortization expense for the year ended December 31, 2000 was $244,885 compared to $244,884 for the year ended December 31, 1999. (See Note 12 of Notes to Consolidated Financial Statements).

Impairment Loss

         In December 2000, as part of the Company's continuing efforts to reduce spending to adjust to the current market weakness, the Company determined to curtail the field service operations. The Company plans on exiting this service operation by mid 2001. As a result of this decision, the Company wrote down the carrying value of the assets for this operation to the net realizable value of these assets. The write down amounted to $275,158 for the year ended December 31, 2000.

Interest Expense

         Interest expense for the year ended December 31, 2000 was $876,820, compared to $725,003 for the year ended December 31, 1999. Interest expense occurs on term loans that were used for acquisitions and equipment purchases and on the Company's working capital line of credit. The increase in 2000 is due to a higher average balance outstanding during 2000 on the Company's lines of credit versus 1999 that were used to fund the operations of the Company (See
Note 7 of Notes to Consolidated Financial Statements). The increase is also due to a higher variable lending rate experienced in 2000 compared to 1999.

Income Taxes

         The 2000 income tax expense represents the tax expense of the Company's Belgian subsidiary for the year ended December 31, 2000. The Company recorded a valuation reserve equal to the computed deferred tax benefit of it United States operations of approximately $3.2 million for the year ended December 31, 2000. In recording the valuation reserve for the 2000 period, the Company did not increase its deferred tax asset on the balance sheet. The income tax benefit for the year ended December 31, 1999 was $3.5 million. The Company's effective tax rate was 36.3% during 1999. In recognizing this benefit in the 1999 period, the Company increased its deferred tax asset on its balance sheet. Realization of deferred tax assets associated with net operating loss (NOL) carryforwards is dependent upon generating sufficient taxable income prior to their expiration. Although realization is not assured for the net carrying amount of the deferred tax assets at December 31, 2000, the Company currently believes that it is more likely than not that the net carrying amount of this asset will be realized in future years as a result of taxable income to be generated by its overall operations, but will continue to monitor the valuation of this asset on an ongoing basis.

Preferred Stock Dividends

         In 2000, the Company accrued a dividend of $808,493 on the Company's outstanding Series A , B and C Floating Rate Preferred Stock compared to $306,599 on the Company's outstanding Series A and B Floating Rate Preferred Stock in 1999. (See Note 10 of Notes to Consolidated Financial Statements).

Net Income (Loss) Applicable to Common Shareholders

         The Company's net loss applicable to common shareholders for the year ended December 31, 2000 was $9.1 million, or $1.94 per share, compared to net loss applicable to common shareholders of $6.5 million, or $1.39 per share, for the year ended December 31, 1999. The increase of $2.6 million was primarily a result of the decrease in product sales volume as well as a decrease in the field service operation sales volume, unabsorbed manufacturing, warehousing and field service costs due to the lower sales volume, as well as production scrap and higher freight cost. Additionally, the $3.2 million deferred tax valuation reserve recorded in 2000 resulted in no tax benefit in 2000 compared to the income tax benefit of $3.5 million for the year ended December 31, 1999.

1999 VERSUS 1998

Net Sales

         The Company's net sales for the year ended December 31, 1999 were $24.9 million compared to $53.6 million for the year ended December 31, 1998, a decrease of 53.5%. The decrease was attributable to a decrease in sales from both our flexible underground piping system products and our field service operations which was primarily attributable to a general slowdown in new construction and renovation of petroleum service stations. A large number of service stations have elected not to undertake renovations required to meet Environmental Protection Agency's ("EPA") regulations due to an extension of the deadline for compliance. The then recently announced merger plans of several large oil companies resulted in a decrease in their capital expenditure plans (with some large oil companies, a temporary suspension) which also had a negative impact on the Company's revenues.

Gross Profit (Loss)

         The primary component of the Company's cost of sales is the product manufacturing costs incurred by the Company as well as costs paid to various third party manufacturers. Other components are the variable and fixed costs of operating the Company's manufacturing, field service and warehousing operations, depreciation of molds, tools and equipment, and warranty expense. The Company's gross profit after the warranty provision for the year ended December 31, 1999 was $2.8 million compared to a $24.3 million profit after the warranty provision for the year ended December 31, 1998. The decrease is due primarily to the decrease in product sales volume as well as a decrease in the field service operation sales volume. Additionally, at the lower revenue levels, manufacturing, warehousing and field service costs were not fully absorbed. As a result of a review performed during the fourth quarter of 1999 of the progress regarding the Company's replacement of deteriorating pipe supplied by Dayco, and the effects of the Company's decision, during the second quarter of 1999, to prioritize the pipe replacement at locations where the pipe is significantly deteriorated, as well as the costs expected to be incurred to complete this process, the Company recorded, during the fourth quarter of 1999, a charge to the warranty reserve of $800,000. As a result of a review performed in 1998 of the progress made regarding this replacement pipe program, including the costs then expected to be incurred to complete this process, the Company recorded a reduction of the warranty reserve of approximately $3.3 million in 1998.

         Comparing margins before the effect of the warranty provision, the Company experienced a decrease in gross profit primarily from decreased sales of our main piping products and field service operations and the resulting unabsorbed manufacturing, warehousing and field operation costs.

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

Operating Expense

         Selling, general and administrative expenses consist primarily of salaries and related benefits, payroll taxes, commissions, royalties, legal expenses and other general, administrative and overhead costs. Selling, general and administrative expenses for the year ended December 31, 1999 were $11.5 million, compared to $12.3 million for the year ended December 31, 1998. The decrease from 1998 to 1999 resulted mainly from a decrease in personnel headcount and activity levels due to cost reductions initiated by the Company during the second quarter of 1999. These reductions are partially offset by approximately $1.5 million in charges for reductions in operations, shutdown of certain activities, write down of certain asset valuations, severance costs, truck lease termination expenses, bank line of credit renegotiation costs, and insurance coverage adjustments.

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

Interest Expense

         Interest expense for the year ended December 31, 1999 was $725,003, compared to $536,490 for the year ended December 31, 1998. Interest expense occurs on term loans that were used for acquisitions and equipment purchases and on the Company's working capital line of credit. The increase is due to a higher average balance outstanding during 1999 on the Company's lines of credit versus 1998 that were used to fund the operations of the Company (See Note 7 of Notes to Consolidated Financial Statements.) The increase is also due to a higher variable lending rate experienced in the second half of 1999 compared to 1998.

Income Taxes

         The income tax benefit for the year ended December 31, 1999 was $3.5 million compared to an expense of $2.8 million for the year ended December 31, 1998. The Company's effective tax rate was 36.3% during 1999 compared to an effective tax rate of 37.6% in 1998. In recognizing this benefit in the 1999 period, the Company increased its deferred tax asset on its balance sheet. Realization of deferred tax assets associated with net operating loss (NOL) carryforwards is dependent upon generating sufficient taxable income prior to their expiration. Although realization is not assured for the remaining deferred tax assets at December 31, 1999, the Company currently believes that it is more likely than not that the net carrying amount of this asset will be realized in future years as a result of taxable income to be generated by its overall operations, but will continue to monitor the valuation of this asset on an ongoing basis.

Preferred Stock Dividends

         In 1999, the Company accrued a dividend of $306,599 on the Company's outstanding Series A and B Floating Rate Preferred Stock compared to $264,301 on the Company's outstanding Series A Floating Rate Preferred Stock in 1998. (See
Note 10 of Notes to Consolidated Financial Statements).

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

         The recently completed mergers of several large oil companies have created a short-term uncertainty regarding their retail operation capital expenditure plans. The Company's 2000 and 1999 results experienced adverse sales and operating results due to a reduction in capital expenditures by the large oil companies related to their retail operations. The decrease was also caused in part by the EPA's extension of the deadline for conformity to the new tank regulations.

INFLATION

         Management does not believe that inflation has had a material impact upon results of operations during the years ended December 31, 2000, 1999 or 1998.

RECENT ACCOUNTING PRONOUNCEMENTS

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

FINANCIAL CONDITION; LIQUIDITY AND CAPITAL RESOURCES

         The Company had working capital of approximately $3,147,000 at December 31, 2000, compared to working capital of approximately $5,916,000 at December 31, 1999. The decrease is due primarily to the 2000 operating loss of the Company and the use by the Company of its line of credit to fund such losses.

         In December 1999, the Company entered into a new $5.0 million line of credit facility with a new bank. This line of credit, as well as funds from operations, are used to satisfy the Company's working capital needs. During 2000, the line availability was increased to $7.0 million. At December 31, 2000, the Company was in violation of the Agreement's defined tangible net worth covenant. The Company received a waiver of the violation. In March 2001, the line of credit agreement was amended to include a less restrictive net tangible worth covenant and to extend the expiration date until April 1, 2002 (See Note 7 of Notes to Consolidated Financial Statements). Proceeds from this facility were used to repay the old facility of approximately $3 million. This facility charges interest at a rate of LIBOR plus 1.50% (8.13% as of December 31, 2000) and is guaranteed by Canam Steel Corporation, a subsidiary of The Canam Manac Group, Inc. Canam Steel Corporation charges a fee for this guarantee at the rate of 0.50% of the outstanding balance. The line of credit requires the Company to maintain $2.0 million in tangible net worth as defined in the agreement.

         In September 1999, the Company refinanced all of its long-term debt of approximately $1.9 million with a new five-year, $4.0 million facility with Finloc, Inc. ("Finloc"), an affiliate of The Canam Manac Group, Inc. Finloc is currently the holder of approximately 57% of the Company's common stock. The facility charges interest at the rate of LIBOR plus 4.00% (11.26% at December 31, 2000). The loan is in the form of a six-month promissory note, which requires payment of the entire principal and accrued interest at its term. Finloc has provided a written notice of its intent to renew this note every six months for a period of five years with a reduction of principal of approximately $400,000 from the principal of the previous note. The proceeds of this note were used to repay the $1.9 million outstanding under the previous long term facilities, $1 million was used to pay down the existing short term line of credit facility and approximately $1.1 million was used to pay existing vendors who supplied various components in connection with the Company's installation of its corrugator (See Note 6 of the Notes to Consolidated Financial Statements).

         In August 2000, the Company's Board of Directors authorized 80 shares of Series C Floating Rate Preferred Stock, and the Company sold 40 shares of Series C Floating Rate Preferred Stock for $2.0 million cash in the aggregate to Canam Steel Corporation. In August 2000, the Board also approved the issuance of an additional 40 shares of Series C Preferred Stock for $2.0 million cash in the aggregate. The Company issued these additional shares in the first quarter of 2001 for $2.0 million cash in the aggregate to Canam Steel Corporation. (See
Note 10 of Notes to Consolidated Financial Statements).

         The Company invested $0.2 million, $2.4 million and $1.5 million in capital equipment and leasehold improvements in 2000, 1999 and 1998, respectively. The purchase of product molds and tooling constituted $158,000, $188,000 and $197,000 of these capital expenditures in 2000, 1999, and 1998, respectively. In the fourth quarter of 1999, the Company completed the installation of its pipe manufacturing line at the Oaks, Pennsylvania facility by purchasing, for approximately $2.1 million, and installing a "corrugator," a plastic extruder which makes the base pipe for all of its piping products. Previously, between 1997 and 1999, the Company purchased the base pipe from an outside vendor.

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

         The Company believes that its presently available funds, together with cash flow expected to be generated from operations, amounts available under its commitments from its commercial bank, and issuance of preferred stock will be adequate to satisfy its anticipated working capital requirements for the foreseeable future.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders,
Total Containment, Inc.

We have audited the consolidated balance sheets of Total Containment, Inc. (a Pennsylvania Corporation) and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Total Containment, Inc. and Subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.



/s/ Grant Thornton LLP


Philadelphia, Pennsylvania
February 16, 2001
(except for Notes 7 and 10, as to which the date is March 29, 2001)

                             TOTAL CONTAINMENT, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,
                                                        -----------------------
                                                            2000        1999
                                                        -----------  ----------
         ASSETS
Current assets:
  Cash................................................  $   714,305 $   730,822
  Accounts receivable, net of allowance for
    doubtful accounts of $476,366 and $359,839
    for 2000 and 1999, respectively...................    2,975,089   4,158,027
  Inventories.........................................    4,022,992   5,438,388
  Deferred income taxes...............................    1,208,063     709,885
  Other current assets................................      281,342     624,730
                                                        -----------  ----------
     Total current assets ............................    9,201,791  11,661,852

Molds and tooling, net................................      281,536     329,439
Property and equipment, net...........................    4,133,493   5,576,097
Patents, patent rights and licenses, net..............      191,222     250,551
Goodwill, net.........................................    5,374,052   5,559,608
Deferred income taxes.................................    6,916,317   7,414,495
                                                        -----------  ----------
                                                        $26,098,411 $30,792,042
                                                        =========== ===========

      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Line of credit borrowings ..........................  $   150,000  $       --
  Current portion of long-term debt...................      831,176     875,292
  Accounts payable, trade and accrued expenses .......    3,552,504   3,588,950
  Accrued preferred stock dividends...................           --     306,599
Warranty reserve - current............................    1,520,775     975,170
                                                         ----------- ----------
     Total current liabilities .......................    6,054,455   5,746,011

Line of credit borrowings. ...........................    6,627,649   3,189,391
Accrued preferred stock dividends.....................    1,115,092          --
Other payable.........................................    4,020,481   4,020,481

Long-term debt........................................    2,550,000   3,227,097
Non-current warranty reserve..........................      689,942   2,366,725
                                                        -----------  ----------
     Total liabilities ...............................   21,057,619  18,549,705
                                                        -----------  ----------
Commitments and contingencies.........................           --          --
Shareholders' equity:
  Preferred stock - Series A, $10,000 par value;
    authorized, issued and outstanding 400 shares.....    4,000,000   4,000,000
  Preferred stock - Series B, $10,000 par value;
    authorized, issued and outstanding 400 shares.....    4,000,000   4,000,000
  Preferred stock - Series C, $50,000 par value;
    Authorized 80 shares, 40 issued and outstanding...    2,000,000          --
  Common stock - $.01 par value; authorized
    20,000,000 shares; 4,672,600 shares
    issued and outstanding............................       46,726      46,726
  Capital in excess of par value .....................   13,808,655  13,808,655
  Accumulated deficit.................................  (18,375,444) (9,292,432)

Accumulated other comprehensive loss..................     (439,145)   (320,612)
                                                        -----------  ----------
    Total shareholders' equity .......................    5,040,792  12,242,337
                                                        -----------  ----------
                                                        $26,098,411 $30,792,042
                                                        =========== ===========

              The accompanying notes are an integral part of these
                              financial statements.

                             TOTAL CONTAINMENT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                            YEARS ENDED DECEMBER 31,

                                                            2000                1999               1998
                                                         ------------       ------------       -----------
Net sales ............................................   $ 16,655,396       $ 24,913,485       $53,581,818
Cost of sales (excluding warranty
 expense) ............................................     14,541,998         20,618,098         30,991,472
                                                         ------------       ------------       ------------
                                                            2,113,398          4,295,387         22,590,346
Warranty expense .....................................        500,865            709,727          1,635,660
Special pipe warranty charge (reversal) ..............             --            800,000         (3,347,567)
                                                         ------------       ------------       ------------
Gross profit .........................................      1,612,533          2,785,660         24,302,253
Selling, general and administrative ..................      8,385,435         11,510,429         12,261,077
Amortization of patents, licenses and
 goodwill ............................................        244,885            244,884            430,468
Loss on write-off of patent and patent
 license .............................................             --                 --          3,727,250
Impairment Loss ......................................        275,158                 --                 --

                                                         ------------       ------------       ------------
Income (loss) from operations ........................     (7,292,945)        (8,969,653)         7,883,458
Interest expense .....................................        876,820            725,003            536,490
                                                         ------------       ------------       ------------
Income (loss) before income taxes ....................     (8,169,765)        (9,694,656)         7,346,968
Income tax expense (benefit) .........................        104,754         (3,524,709)         2,759,195
                                                         ------------       ------------       ------------
Net income (loss) ....................................     (8,274,519)        (6,169,947)         4,587,773
Preferred stock dividend .............................        808,493            306,599            264,301
                                                         ------------       ------------       ------------
Net income (loss) applicable to common
 shareholders ........................................   $ (9,083,012)      $ (6,476,546)      $  4,323,472
                                                         ============       ============       ============
Per share data:
 Earnings (loss) per common share -
  basic ..............................................   $      (1.94)      $      (1.39)      $        .93
                                                         ============       ============       ============
 Earnings (loss) per common share
  assuming dilution ..................................   $      (1.94)      $      (1.39)      $        .89
                                                         ============       ============       ============
Weighted average shares used in com-
  putation of earnings (loss) per
  common share - basic ...............................      4,672,600          4,667,855          4,646,000
                                                         ============       ============       ============
Weighted average shares used in com-
  putation of earnings (loss) per
  common share - assuming dilution ...................      4,672,600          4,667,855          4,859,872
                                                         ============       ============       ============

                 The accompanying notes are an integral part of
                           these financial statements.

                             TOTAL CONTAINMENT, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                                                                                          ACCUMULATED
                                                                                          OTHER
                                                                CAPITAL                   COMPREHENSIVE
                                      PREFERRED     COMMON     IN EXCESS    ACCUMULATED   INCOME
                                      STOCK         STOCK     OF PAR VALUE   DEFICIT       (LOSS)        TOTAL
                                      ---------    -------    ------------  ----------    -----------  --------
January 1, 1998.....................         --     46,416     13,728,778     (7,139,358)    (195,980)     6,439,856

Net income..........................                                           4,587,773                   4,587,773
Equity adjustment from foreign
 currency translation...............                                                           30,144         30,144
Issuance of preferred stock.........   4,000,000                                                           4,000,000
Issuance of common stock............                   110         27,577                                     27,687
Preferred stock dividends...........                                            (264,301)                   (264,301)
                                      ----------    ------     ----------    -----------    ---------    -----------
 December 31, 1998..................   4,000,000    46,526     13,756,355     (2,815,886)    (165,836)    14,821,159

Net loss  ..........................                                          (6,169,947)                 (6,169,947)
Equity adjustment from foreign
 currency translation...............                                                         (154,776)      (154,776)
Issuance of preferred stock.........   4,000,000                                                           4,000,000
Issuance of common stock............                   200         52,300                                     52,500
Preferred stock dividends...........                                            (306,599)                   (306,599)
                                      ----------    ------     ----------    -----------    ---------    -----------
 December 31, 1999..................  $8,000,000   $46,726    $13,808,655   $ (9,292,432)   $(320,612)   $12,242,337

Net loss  ..........................                                          (8,274,519)                 (8,274,519)
Equity adjustment from foreign
 currency translation...............                                                         (118,533)      (118,533)
Issuance of preferred stock.........   2,000,000                                                           2,000,000
Issuance of common stock............                                                                              --
Preferred stock dividends...........                                            (808,493)                   (808,493)
                                      ----------    ------     ----------    -----------    ---------    -----------
 December 31, 2000.................. $10,000,000   $46,726    $13,808,655   $(18,375,444)   $(439,145)   $ 5,040,792
                                      ==========    ======    ===========   ============    =========    ===========

                 The accompanying notes are an integral part of
                           these financial statements.

                            TOTAL CONTAINMENT, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEARS ENDED DECEMBER 31,

                                                                      2000            1999            1998
                                                                  ------------    ------------    ------------
 Cash flows from operation activities:

 Net income (loss) ..............................................  $ (8,274,519)   $ (6,169,947)   $  4,587,773

 Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:

  Depreciation and amortization .................................     1,663,504       1,629,614       1,940,778
  Impairment Loss ...............................................       275,158              --              --
  Loss on write-off of patent ...................................            --              --       3,727,250
  Change in assets and liabilities:
   Accounts receivable ..........................................     1,182,938       8,834,718      (5,424,842)
   Inventories ..................................................     1,415,396       2,138,847        (303,804)
   Other assets .................................................       343,388          78,953       1,525,848
   Deferred taxes ...............................................            --      (3,746,956)      3,042,634
   Accounts payable, trade and
    accrued expenses ............................................       (36,446)     (2,275,025)       (436,771)
   Warranty reserve .............................................    (1,131,178)     (2,734,445)    (11,205,524)
                                                                   ------------    ------------    ------------
    Net cash used for
     operating activities .......................................    (4,561,759)     (2,244,241)     (2,546,658)
                                                                   ============    ============    ============

Cash flows from investing activities:

 Purchase of molds and tooling ..................................      (158,013)       (187,948)       (197,066)
 Purchase of property and equipment .............................       (45,257)     (2,237,346)     (1,279,361)
                                                                   ------------    ------------    ------------
    Net cash used for investing
     activities .................................................      (203,270)     (2,425,294)     (1,476,427)
                                                                   ============    ============    ============

Cash flows from financing activities:

 Proceeds from sale of preferred stock ..........................     2,000,000       4,000,000       4,000,000
 Dividends paid on Preferred Stock ..............................            --        (264,301)             --
 Proceeds from sale of common stock .............................            --          52,500          27,687
 Borrowings on long-term debt ...................................            --       2,125,392         105,000
 Payments on long-term debt .....................................      (721,213)       (417,377)       (759,420)
 Net borrowings (payments) under line
  of credit .....................................................     3,588,258        (198,609)        191,000
                                                                   ------------    ------------    ------------
  Net cash provided by
   financing activities .........................................     4,867,045       5,297,605       3,564,267
                                                                   ------------    ------------    ------------
Effect of foreign currency exchange
 rate ...........................................................      (118,533)        (29,412)        (21,137)
                                                                   ------------    ------------    ------------
Net increase (decrease) .........................................       (16,517)        598,658        (479,955)
Cash and cash equivalents at beginning
 of year ........................................................       730,822         132,164         612,119
                                                                   ------------    ------------    ------------

Cash and cash equivalents at end of
 year ...........................................................  $    714,305    $    730,822    $    132,164
                                                                   ============    ============    ============
Supplemental cash flow information:

 Interest paid ..................................................  $    840,375    $    533,105    $    540,469
 Income taxes paid (received) net of
 refunds ........................................................  $    240,055    $   (369,407)   $ (1,567,063)

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

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, TCI-Environment NV/SA (TCIE-NV), Rene Morin, Inc., FMW Inc. and American Containment, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. The Consolidated Balance Sheet for 1999 was reclassified to conform with current year presentation.

     On July 11, 1996, the Company purchased all of the assets and certain liabilities of American Containment, Inc., a manufacturer and installer of fiberglass tank and dispenser sumps. This transaction was accounted for under the purchase method of accounting. Goodwill associated with this purchase is being amortized over approximately forty years.

     FOREIGN CURRENCY TRANSLATION. TCIE-NV used the Belgian Franc through 1998 and has used the Euro since January 1, 1999 as its functional currency. Changes in the amount of the translation adjustment during each reporting period are reported as a separate component of Shareholders' Equity under Accumulated Other Comprehensive Income.

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

     PATENTS, PATENT RIGHTS AND LICENSES. The Company capitalizes costs of acquired patents, and other costs related to obtaining and maintaining patents. Patents, patent rights and licenses are being amortized on a straight-line basis over the estimated lives of the patents and licenses, which range from 13 to 17 years. Amortization expense aggregated $59,329, $59,329 and $255,500 for 2000, 1999 and 1998, respectively. Due to a judicial order issued in September 1998 in the litigation between the Company and Environ Products, Inc., which declared the underlying patent to the license invalid, the Company wrote off in 1998 approximately $3.7 million of current unamortized cost of the patent license. Accumulated amortization was $465,278 and $405,949 at December 31, 2000 and 1999, respectively.

     GOODWILL. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identified intangible assets, and is being amortized over forty years. Goodwill amortization approximated $185,556, $185,555 and $174,968 for 2000, 1999 and 1998, respectively. Accumulated goodwill amortization was $1,814,196 and $1,628,640 at December 31, 2000 and 1999, respectively.

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

    COMPANY SPONSORED RETIREMENT PLAN. Certain employees of the Company participate in a Company sponsored 401(k) retirement plan. The Company's only costs during the years ended December 31, 2000, 1999, and 1998 were the management fees charged for administration of the plan. These costs were immaterial in each of the three years presented.

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

     As the result of a 1996 review of piping problems, the Company, during the third quarter of 1997, increased its warranty reserve by approximately $18.6 million primarily to cover the Company's estimate of the cost then anticipated to be incurred over a two- to three-year period for inspecting and replacing pipe with deteriorating cover material on the retractable inner pipe portion of the Company's double-wall underground fuel dispensing and containment systems installed between 1990 and 1994 at over 4,000 sites. The deterioration results from a microbiological fungus, which, under certain conditions, affects the outer layers of the system's primary (inner) retractable pipe. The Company has instituted litigation against the supplier of the pipe to recover the costs to replace such pipe, as well as other damages. As a result of a review performed during the third quarter of 1998 of the progress made regarding this replacement pipe program, as well as the costs then expected to be incurred to complete this process, the Company recorded, during the third quarter of 1998, a reduction of the warranty reserve of approximately $3.3 million. As a result of a review performed during the fourth quarter of 1999 of the progress regarding the Company's replacement of deteriorating pipe, and the effects of the Company's decision, during the second quarter of 1999, to prioritize the pipe replacement at locations where the pipe is significantly deteriorated, as well as the costs expected to be incurred to complete this process, the Company recorded, during the fourth quarter of 1999, a charge to the warranty reserve of approximately $800,000. (See Note 12 of the Notes to Consolidated Financial Statements).

    INCOME TAXES. The Company uses the liability method (specified by SFAS No.
109) of accounting for income taxes. Under this method, deferred tax liabilities and assets are recorded for the expected future tax consequences of temporary differences between the carrying amounts for financial statement purposes and the tax bases of assets and liabilities. In 2000, the company recorded a valuation reserve of approximately $3.2 million, representing the computed deferred tax benefit for its United States operations during 2000. Thus, the 2000 income tax expense represents the tax expense of the Company's Belgian subsidiary for the year ended December 31, 2000. Income tax expense (benefit) for the years ended December 31, 1999 and 1998, were a benefit of $3.5 million and a charge of $2.8 million, respectively. The variances from 2000 to 1999 and

1999 to 1998 were due to the change in the Company's income before income taxes and the valuation allowance recorded in 2000. An income tax benefit and associated $7.4 million deferred tax asset were recorded in 1997, which was derived principally from the future deductibility of warranty expense recognized for financial statement purposes in 1997. The deferred tax asset was segmented into current and long-term portions based upon projections as to the tax period in which the Company expected to receive these benefits. The Company utilized a portion of the deferred tax asset during 1998, thereby decreasing its balance to $4.4 million as of December 31, 1998. As a result of the losses sustained by the Company during 1999, the Company increased its deferred tax asset by $3.7 million to $8.1 million as of December 31, 1999. Realization of deferred tax assets associated with NOL Carryforwards is dependent upon generating sufficient taxable income prior to their expiration. (See Note 11 of the Notes to Consolidated Financial Statements).

     The Company's foreign subsidiary has undistributed retained earnings of $2.0 million and $1.8 million at December 31, 2000 and 1999, respectively. Because a substantial portion of these earnings has been reinvested in working capital and the remainder is not expected to be remitted to the Company, U.S. income and foreign withholding taxes have not been provided on these unremitted earnings.

     REVENUE RECOGNITION. Sales are recorded upon shipment. Expenses for estimated product returns and warranty costs are accrued in the period of sale recognition.

     ADVERTISING COST.  The Company expenses advertising costs as incurred.

     RESEARCH AND DEVELOPMENT. Research and Development cost, which are expensed by the Company as incurred, were approximately $153,000, $271,000 and $375,000 in 2000, 1999, and 1998, respectively.

     NEW ACCOUNTING PRONOUNCEMENTS. On January 1, 1999, the Company, in accordance with the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP segments an internal use software project into stages and the accounting is based on the stage in which a cost is incurred. The adoption of SOP 98-1 had no material impact on the Company's financial position or results of operations.

    On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards to provide prominent disclosure of comprehensive income items. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Prior period presentations have been restated to conform to the provisions of SFAS No. 130. The adoption of SFAS No. 130 had no impact on the Company's financial position or results of operations. The Company's total comprehensive income (loss) for the years ended December 31, 2000, 1999 and 1998 was $(8,393,052), $(6,324,723) and $4,617,917
respectively.

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

    USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management that are reasonably subject to change include the warranty reserve and deferred tax assets.

3.   INVENTORIES

     Inventories consist of the following:

                                                            December 31,
                                                      ------------------------
                                                         2000          1999
                                                       ---------     ---------
Raw materials.....................................    $   216,667   $   525,923
Finished goods....................................      3,806,325     4,912,465
                                                      -----------   -----------
                                                      $ 4,022,992   $ 5,438,388
                                                      ===========   ===========

4. MOLDS AND TOOLING

  Molds and tooling include the following:

                                            Useful
                                             Lives          December 31,
                                            -------   -----------------------
                                                         2000          1999
                                                      ----------    ----------

Molds and tooling  .......................  3 years  $ 2,724,495    $ 2,566,482
Less - accumulated amortization...........            (2,442,959)    (2,237,043)
                                                     -----------    -----------
                                                     $   281,536    $   329,439
                                                     ===========    ===========

     Amortization expense of molds and tooling costs was $205,916, $287,791 and $698,058 for the years ended December 31, 2000, 1999 and 1998, respectively.

5.    PROPERTY AND EQUIPMENT

     Property and equipment include the following:

                                            Useful
                                             Lives           December 31,
                                                       -----------------------
                                                          2000          1999
                                                       ----------    ----------
Furniture, fixtures and
  office equipment.......................    3-5 years  $  959,828  $ 1,045,605
Equipment ...............................   5-10 years   5,907,673    6,183,542
Leasehold improvements...................   lease term     908,427      963,866
                                                        ----------  -----------
                                                        7,775,928     8,193,013
Less - Accumulated depreciation..........              (3,642,435)   (2,616,916)
                                                       ----------   -----------
                                                      $ 4,133,493   $ 5,576,097
                                                      ===========   ===========

     Depreciation expense on property and equipment was $1,212,703, $1,096,939 and $814,663 for the years ended December 31, 2000, 1999 and 1998, respectively.

     In December 2000, as part of the Company's continuing efforts to reduce spending to adjust to the current market weakness, the Company determined to curtail the field service operations. The Company plans on exiting this service operation by mid 2001. As a result of this decision, the Company wrote down the carrying value of the assets for this operation to the net realizable value of these assets. The write down amounted to $275,158 for the year ended December 31, 2000.

     In the fourth quarter of 1999, the Company completed the installation of its pipe manufacturing line at the Oaks, Pennsylvania facility by purchasing, for approximately $2.1 million, a "Corrugator", a plastic extruder which makes the base pipe for all of its piping products. Previously, between 1997 and 1999, the Company purchased the base pipe from an outside vendor.

6.   LONG-TERM DEBT

     In September 1999, the Company refinanced all of its long-term debt of approximately $1.9 million with a new five-year $4.0 million facility with Finloc, Inc. ("Finloc"), an affiliate of The Canam Manac Group, Inc. Finloc is currently the holder of approximately 57% of the Company's common stock. The facility charges interest at the rate of LIBOR plus 4.00% (11.26% at December 31, 2000). The loan is in the form of a six-month promissory note, which requires payment of the entire principal and accrued interest at its term. Finloc has provided a written notice of its intent to renew this note every six months for a period of five years with a reduction of principal of approximately $400,000 from the principal of the previous note. The proceeds of this note were used to repay the $1.9 million then outstanding under the previous long-term facilities, $1 million was used to pay down the then existing short term line of credit facility and approximately $1.1 million was used to pay then existing vendors who supplied various components in connection with the Company's installation of its corrugator (See Note 5 of Notes to Consolidated Financial Statements). At December 31, 2000 and 1999, a balance of $3,350,000 and $4,000,000, respectively was outstanding.

     In 1997, the Company borrowed from the bank under a term loan credit facility to acquire equipment related to a new pipe manufacturing line. The term loan charged interest at the bank's national commercial rate plus .125% and was secured by all equipment financed thereunder. At August 31, 1999, $807,977 was outstanding under this term loan. This loan was refinanced in September 1999 as discussed above.

     In 1996, the Company executed a term loan with a bank for $1,000,000, which was used for the acquisition of American Containment, Inc. The term loan charged interest at the bank's national commercial rate plus .125% and was secured by the assets of American Containment, Inc. At August 31, 1999, $399,964 was outstanding under this term loan. This loan was refinanced in September 1999 as discussed above.

     In 1996, Rene Morin, Inc. borrowed under a term loan for manufacturing equipment. The term loan bears interest at 9.5%. At December 31, 2000 and 1999, a balance of $12,000 and $48,000, respectively, was outstanding.

     In 1995, the Company executed a term loan agreement with a bank for $1,600,000, which was used exclusively for the purchase of equipment. The term loan charged interest at the bank's national commercial rate plus .125% and was secured by all equipment financed thereunder. At August 31, 1999, $666,667 was outstanding under the term loan. This loan was refinanced in September 1999 as discussed above.

     Aggregate maturities of the borrowings are as follows:

          2001 ..............................................   831,176
          2002 ..............................................   800,000
          2003 ..............................................   800,000
          2004 ..............................................   800,000
          2005 ..............................................   150,000
                                                              ---------
                                                              3,381,176
                                                              =========
7.   LINE OF CREDIT

         In December 1999, the Company entered into a new $5.0 million line of credit facility with a new bank, with an original expiration date of June 1, 2001. The line of credit is to be used for operating working capital purposes. During 2000, the line availability was increased to $7.0 million. At December 31, 2000, the Company was in violation of the agreement's deferred tangible net worth covenant calculation. The Company received a waiver for the violation. In March 2001, the line of credit agreement was amended to extend the expiration date until April 1, 2002. The agreement was further amended to modify the calculation of the tangible net worth to exclude the "Other payable" as disclosed on the balance sheet, and to require the Company to maintain $2.0 million in modified tangible net worth as defined in the agreement. Due to the extension of the expiration date and the modification to the covenant, which the Company believes it will comply with at the required measurement dates within the next twelve months, the Company has classified the line of credit as long-term. This facility charges interest at a rate of LIBOR plus 1.50 % (10.13% as of December 31, 2000) and is guaranteed by Canam Steel Corporation, a subsidiary of The Canam Manac Group, Inc. Canam Steel Corporation is currently the holder of all of the Preferred Stock of the Company. Canam Steel Corporation charges a fee for this guarantee at the rate of .50% of the outstanding balance. (The guarantee fee for the year ended December 31, 2000 was $31,667.) At December 31, 2000 and 1999, a balance of $6,627,649 and $3,189,391, respectively, was outstanding.

         In April 1998, the Company established an overall working capital line of credit with its then current bank at $10.0 million. Subsequently, the overall line availability was reduced to $4.0 million by November 1999. This facility provided for financing of working capital needs and equipment purchases and was secured by the Company's receivables, inventory and other assets. The initial interest rate for this facility was the prime rate plus one-quarter (1/4) percent and was to expire on December 31, 1999. As of June 30, 1998, the Company met certain financial covenants contained in the line of credit agreement and therefore received a reduction in the interest rate effective September 1, 1998, down to the prime rate (7.75% at December 31, 1998). This line of credit was replaced by the line of credit discussed above.

         In April 1996, Rene Morin, Inc. entered into a five-year $150,000 line of credit facility, that was guaranteed by the Company. This facility charges interest at a rate of prime plus 1.0% (10.50% as of December 31, 2000). At December 31, 2000 and 1999, a balance of $150,000 and $0, respectively, was outstanding.

         Interest expense on borrowings under the lines of credit was $441,900, $499,366 and $307,794 in 2000, 1999 and 1998, respectively.

8.   EARNINGS (LOSS) PER SHARE

     The following table illustrates the required disclosure of the reconciliation of the numerators and denominators of the basic and diluted EPS computations.

                                           FOR THE YEAR ENDED DECEMBER 31, 2000
                                         ---------------------------------------
                                            INCOME         SHARES      PER-SHARE
                                          (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                         ------------   -------------  ---------
Loss applicable to common shareholders    (9,083,012)
                                         ===========
BASIC EPS

Loss applicable to common shareholders    (9,083,012)    4,672,600   $ (1.94)

EFFECT OF DILUTIVE SECURITIES
Options                                            --           --        --
                                         ------------   ----------   -------
 DILUTED EPS

Loss applicable to common shareholders
plus assumed conversions                  (9,083,012)     4,672,600   $(1.94)
                                         ===========    ===========   ======

Options to purchase 530,000 shares of common stock at a range of $0.65 to $9.50 a share were outstanding during 2000 that were not included in the computation of diluted EPS because the effect of the options would have been antidilutive. The options, which expire from December 31, 2001 to December 31, 2010, were still outstanding at December 31, 2000.

                                                 YEAR ENDED DECEMBER 31, 1999
                                            ------------------------------------
                                              INCOME        SHARES     PER-SHARE
                                            (NUMERATOR)  (DENOMINATOR)   AMOUNT
                                            -----------  -------------  --------
Loss applicable to common shareholders       (6,476,546)
                                            ===========
BASIC EPS

Loss applicable to common shareholders       (6,476,546)     4,667,855   $(1.39)

EFFECT OF DILUTIVE SECURITIES
Options                                              --             --       --
                                            -----------    -----------   ------
 DILUTED EPS

Loss applicable to common shareholders
plus assumed conversions                     (6,476,546)     4,667,855   $(1.39)
                                            ===========    ===========   ======

     Options to purchase 715,000 shares of common stock at a range of $2.50 to $9.50 a share were outstanding during 1999 that were not included in the computation of diluted EPS because the effect of the options would have been antidilutive. Options to purchase 375,000 shares, which expire from December 31, 2001 to December 31, 2009, were still outstanding at December 31, 2000.

                                            FOR THE YEAR ENDED DECEMBER 31, 1998
                                            ------------------------------------
                                            INCOME         SHARES      PER-SHARE
                                           (NUMERATOR)   (DENOMINATOR)   AMOUNT
                                           -----------   -------------  --------
Income applicable to common shareholders      4,323,472
                                            ===========
BASIC EPS

Income applicable to common shareholders      4,323,472      4,646,000    $ .93

EFFECT OF DILUTIVE SECURITIES
Options                                              --        213,872       --
                                            -----------    -----------    -----
 DILUTED EPS

Income applicable to common shareholders
plus assumed conversions                      4,323,472      4,859,872    $ .89
                                            ===========    ===========    =====

     Options to purchase 148,000 shares of common stock at a range of $6.63 to $9.50 a share were outstanding during 1998 that were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. Options to purchase 100,000 shares, which expire from December 31, 2001 to August 7, 2002, were still outstanding at December 31, 2000.

9.   STOCK OPTION PLAN

     At December 31, 2000, the Company had two stock option plans. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its plans. Accordingly, no compensation costs have been recognized for either plan.

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

     On February 27, 1997, the Board of Directors of the Company approved and adopted the 1997 Stock Compensation Plan, which was approved by shareholders on April 11, 1997. The 1997 Plan authorizes the issuance of up to an additional 400,000 shares of Common Stock to employees of the Company and its subsidiaries. The 1997 plan is substantially identical to the 1994 plan. Options to acquire 530,000 shares were outstanding under both plans at December 31, 2000.

     Had compensation cost for the plan year been determined based on the fair value of options at the grant dates consistent with the method of SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below.

                                           FOR THE YEAR ENDED DECEMBER 31,
                                     ----------------------------------------
                                         2000           1999         1998
                                     ------------  -------------  -----------
Net Income (loss) applicable to
  Common Shareholders ...
                      as reported    $(9,083,012)  $ (6,476,546)  $ 4,323,472
                      pro forma      $(9,205,687)  $ (6,608,552)  $ 4,207,743
Basic earnings (loss)
  per share ......... as reported    $     (1.94)  $      (1.39)  $       .93
                      pro forma      $     (1.97)  $      (1.42)  $       .91

Diluted earnings (loss)
  per share ......... as reported    $     (1.94)  $      (1.39)  $       .89
                      pro forma      $     (1.97)  $      (1.42)  $       .87

     These pro forma amounts may not be representative of future disclosure because they do not take into effect the pro forma compensation expense related to grants before 1995.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively; no dividend yield for all years; expected volatility of 65.00%, 55.20% and 66.63%; risk-free interest rate of 5.55%, 5.64% and 5.23%; and expected lives of 10 years for all years for options under the Plan.

     A summary of the status of the Company's option plans as of December 31, 2000, and changes for the three years then ended was as follows:
                              2000               1999                 1998
                      ------------------  ------------------ -------------------
                               Weighted            Weighted            Weighted
                               Average             Average             Average
                      Number   Exercise   Number   Exercise   Number   Exercise
                      of       Price Per  of       Price Per  of       Price Per
                      Shares   Share      Shares   Share      Shares   Share
                      -------  ---------  -------  ---------  -------- ---------
Outstanding at
  beginning of year   715,000  $    3.98   683,000   $  4.51   665,000   $  4.10

Options granted       155,000       1.02   128,000   $  2.73    88,000      5.56

Options exercised          -          -    (20,000)  $  2.63   (11,000)     2.52

Options forfeited    (340,000)      3.28   (76,000)  $  4.73   (59,000)     4.92
                      -------  ---------  -------    -------  --------   -------
Outstanding at
 end of year          530,000  $    3.56   715,000   $  3.98   683,000   $  4.51
                      =======  =========  ========   =======  ========   =======
Options exercisable
 at year end          233,000  $    5.64   451,000   $  4.39   268,600   $  5.01
                      -------  ---------  -------    -------  --------   -------
Weighted average
 fair value of
 options granted
 during the year               $    0.79             $  2.00             $  4.33
                               =========             =======             =======

   The following information applies to options outstanding at December 31, 2000

Number outstanding..............................            530,000
Range of exercise prices........................     $0.65 to $9.50
Weighted average exercise price.................              $3.56
Weighted average remaining contractual life ....   3 years 7 months


     The following table summarizes information about non-qualified stock options at December 31, 2000

                                 Options Outstanding                      Options Exercisable
              ------------------------------------------------      -----------------------------
                    Number           Weighted                           Number
                 Outstanding         Average           Weighted       Exercisable        Weighted
Range of              at             Remaining          Average           at              Average
Exercise         December 31,       Contractual         Exercise       December 31,       Exercise
 Prices             2000              Life              Price             2000             Price
--------        ------------      -------------      -----------     ------------      -----------

$0.65 to
$0.98             110,000           5 yrs.               $0.65                0            N/A

$1.87 to
$2.88             290,000           2 yr.  6 ms.         $2.50          123,000           $2.58


                                 Options Outstanding                      Options Exercisable
              ------------------------------------------------      -----------------------------
                    Number           Weighted                           Number
                 Outstanding         Average           Weighted       Exercisable        Weighted
Range of              at             Remaining          Average           at              Average
Exercise         December 31,       Contractual         Exercise       December 31,       Exercise
 Prices             2000              Life              Price             2000             Price
--------        ------------      -------------      -----------     ------------      -----------
$3.50 to
$5.25              30,000           2 yr.  8 ms.           $4.65           10,000           $4.69

$6.63 to
$9.50             100,000           0 yrs.                 $9.50          100,000           $9.50


10.  PREFERRED STOCK

     In March 1998, the Canam Steel Corporation purchased from the Company 400 shares of authorized Series A Floating Rate Preferred Stock of the Company at $10,000 cash per share or $4.0 million in the aggregate. In December 1999, the Canam Steel Corporation purchased 400 shares of Series B Floating Rate Preferred Stock of the Company at $10,000 cash per share, or $4.0 million in the aggregate. In August 2000, Canam Steel Corporation purchased 40 shares of Series C Floating Rate Preferred Stock at $50,000 cash per share, or $2.0 million in the aggregate. In January 2001, Canam Steel Corporation purchased 20 shares of Series C Floating Rate Preferred Stock at $50,000 cash per share, or $1.0 million in the aggregate. In March 2001, Canam Steel Corporation purchased 20 shares of the Series C Floating Rate Preferred Stock at $50,000 cash per share, or $1.0 million in the aggregate. The Series A, Series B and Series C Floating Rate Preferred Stock are hereafter collectively referred to as the "Preferred Stock". The Series A Preferred Stock is entitled to receive, as and if declared by the Company's Board, dividends at a floating rate equal to the rate payable by the Company on its line of credit with its commercial bank. Series B Preferred Stock is entitled to dividends at a floating rate equal to the prime rate plus 0.8 %. The Series C Preferred Stock is entitled to dividends at a floating rate equal to the prime rate plus 3.5% with a minimum rate of at least 12%. Dividends are paid quarterly in arrears, and if not declared or paid would cumulate at the above mentioned rates, plus 50 basis points. For the year ended December 31, 2000, the Company has accrued but not paid these dividends. The Board of Directors of the Company passed a resolution in November 2000 to defer payment of all accrued Preferred Stock dividends until a date after December 31, 2001. The Shareholder has been notified of the delay in payment and has waived both payment of dividends and non-payment of penalties related to the deferred payments of dividends until a date after December 31, 2001. The Company has therefore classified the $1,115,092 Preferred Stock dividend payable as of December 31, 2000 as an other long-term liability. The Preferred Stock: (i) does not possess voting rights, (ii) is not convertible into common stock, and (iii) is not redeemable at the option of the holder. The Preferred Stock is redeemable at the option of the Company, but only (i) if and to the extent the Company's net tangible assets at the end of any fiscal quarter and after such dividend exceeds $4.5 million (Series A and B only), or (ii) if at least a majority of the independent and disinterested members of the audit committee of the Company's Board of Directors approve such redemption. The preceding provision relating to redemption constitutes a covenant between the Company, the Company's principal shareholder and its remaining shareholders and may not be changed without the approval of at least a majority of the independent and disinterested members of the audit committee of the Company's Board of Directors.

11.   INCOME TAXES

           The provision (benefit) for income taxes consists of the following:

                                          Year ended December 31,
                                     2000          1999          1998
                                 -----------   ------------   -----------
Currently payable:
  Federal...................     $       --         (6,399)   $  (354,236)
  State.....................             --        (35,294)        23,018
  Foreign...................         104,754       263,940         47,779
Deferred....................      (3,160,911)   (3,746,956)     3,042,634
Change in valuation reserve.       3,160,911            --             --
                                 -----------   ------------   -----------
                                 $   104,754   $(3,524,709)   $ 2,759,195
                                 ===========   ============   ===========

     The Company's income, as reported in the statement of operations, differs from taxable income as reported in its tax return principally due to the use of accelerated depreciation for income tax purposes, and the accrual of warranty expenses and other accruals for financial reporting purposes which are deductible for income tax purposes when paid.

     Deferred income tax expense (benefit) consists of the following:



                                                                            Year ended December 31,
                                                                   ---------------------------------------
                                                                       2000         1999          1998
                                                                   -----------   -----------   -----------
Depreciation....................................................   $  (76,307)  $     35,100   $    51,133
Allowance for doubtful
  accounts......................................................      (42,849)        23,658       (85,995)
Warranty reserve................................................      441,160      1,083,025     4,298,704
Other reserves..................................................     (241,276)            --       549,398
Federal and state NOL carryforward..............................   (3,240,372)   $(4,887,470)   (1,490,071)
Increase(decrease) in valuation reserve.........................    3,160,911             --      (275,465)
Other...........................................................   $   (1,267)   $    (1,269)  $    (5,070)
                                                                   ----------    -----------   -----------
                                                                           $0    $(3,746,956)  $ 3,042,634
                                                                   ==========     ==========    ==========

   A reconciliation of income taxes with the amounts which would result from applying the U.S. statutory rate follows:

                                                                          Year ended December 31,
                                                                   --------------------------------------
                                                                       2000         1999          1998
                                                                   -----------   ----------   -----------
Tax expense (benefit) at U.S.
  statutory rate................................................  $(2,777,720)  $(3,296,183)    2,497,969
State income tax expense (benefit), net of
  federal benefit...............................................     (297,795)     (348,359)      413,099
Excess foreign tax on foreign
  subsidiary income.............................................        6,977        27,783         5,029
Amortization of certain
  intangible assets and non-deductible meals and entertainment..       76,679        93,881       115,623
Increase (decrease) in valuation allowance.                         3,160,911            --      (275,465)
Adjustment of certain prior year reserves.......................      (72,297)           --            --
Other...........................................................        7,999        (1,831)        2,940
                                                                  -----------   -----------   -----------
                                                                  $   104,754  $ (3,524,709)  $ 2,759,195
                                                                  ===========   ===========   ===========

     Significant components of the deferred tax balances at December 31, 2000 and 1999 are:

                                               December 31, 2000          December 31, 1999
                                             ---------------------      ----------------------
                                             Current     Noncurrent      Current    Noncurrent
                                             deferred     deferred      deferred     deferred
                                             --------    ---------      --------     --------
Warranty reserve..........................  $  593,102   $ 269,077     $  380,316   $   923,023
Other reserves............................     406,582                    165,937
Allowance for doubtful
  accounts................................     183,816                    140,337            --
Depreciation..............................                 (85,227)            --      (161,534)

Net operating loss
  carry forward...........................               9,893,378                    6,653,006
Deferred tax valuation reserve............              (3,160,911)            --            --
Other.....................................      24,563                     23,295            --
                                            ----------  -----------    ----------   -----------
                                            $1,208,063  $ 6,916,317    $  709,885   $ 7,414,495
                                            ==========  ===========    =========    ===========

     The Company's NOL Carryforwards (approximately $26.0 million as of December 31, 2000) begin to expire in 2017. At the beginning of 2000, based on the anticipated level of operations and the uncertainty of value from the litigation involving Dayco Products (See Note 12 of Notes to Consolidated Financial Statements), the Company elected to record a valuation reserve in an amount equal to its deferred tax benefit for its United States operations. In recording the valuation reserve in 2000, the Company has not increased the Deferred Tax Asset on its balance sheet since December 31, 1999. Realization of deferred tax assets associated with NOL Carryforwards is dependent upon generating sufficient taxable income prior to their expiration. The Company has reviewed the potential outcomes of the litigation involving Dayco Products, as well as its future operations and determined that it is more likely than not that the net carrying value of this asset will be realized in future years as a result of taxable income to be generated but will continue to monitor the valuation on an ongoing basis.

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

     Two cases were pending in the United States District Court for the Eastern District of Pennsylvania, in which the Company, as exclusive licensee of these certain patents, and the licensor of those patents sought money damages and an injunction due to patent infringement by Environ Products, Inc. ("Environ") and Environ sought a declaration of invalidity of the patents, non-infringement, and unenforceability. These cases were to be tried in the fall of 1998. The court issued an order on September 29, 1998, which among other things, granted Environ's motions for summary judgment of invalidity of the patents and non-infringement by Environ. This constituted a final judgment of all issues which were material to these cases, and the licensor filed an appeal to the U.S. Court of Appeals, Federal Circuit. As a result of this decision, the Company wrote off during 1998 the current unamortized cost of this license, which was approximately $3.7 million. By a decision dated September 15, 1999, the U.S. Court of Appeals, Federal Circuit reversed the decision of the U.S. District Court, and Environ petitioned the U.S. Supreme Court for a Writ of Certiorari. The petition was denied and the cases were remanded to the District Court for trial. The licensor's successor in interest, PISCES by OPW, Inc. ("OPW"), was substituted in place of the licensor. OPW and Environ filed a motion to dismiss the Company as a party in both cases and to dismiss both cases, in furtherance of a settlement reached without the Company's participation. The court granted the motion. The Company has objected and requested that it be permitted to maintain its action against Environ. A related case was recently brought by OPW against the Company in the United States District Court for the Southern District of Ohio for money damages and an injunction alleging, among other things, that the Company's license to make products covered by OPW patents, including its Enviroflex(R) piping systems, terminated due to Company's failure to make royalty payments. The suit alleges patent infringement of the same three patents that are the subject of the litigation in the Eastern District action, as well as an additional patent. The Company believes that it has certain counterclaims that may be asserted against OPW, defenses to the validity of some or all of OPW's claims,and other defenses to the action.

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

     During 1997, the Company initiated a legal action against Dayco Products, Inc., a subsidiary of Mark IV Industries, in the United States District Court for the Eastern District of Pennsylvania seeking, among other things, a judicial determination that Dayco breached the provisions of two Supply Agreements, entered into in 1990 and 1993 for the sale of primary pipe. The Complaint alleged that Dayco supplied pipe that was defective because it was susceptible to microbial fungus attack. In its suit, the Company requested that the Court award damages to cover, among other things, the cost of inspecting and replacing defective pipe and related costs in an amount to be determined at trial and for further appropriate relief. (See Note 2 of Notes to Consolidated Financial Statements.) The Company also sued for breach of the pricing provisions of the Dayco Agreement. Dayco filed a counterclaim for approximately $4.0 million for goods, services, and freight contracted for by the Company, under the Dayco Agreement (See Note 13 of Notes to Consolidated Financial Statements) and damages for alleged breaches of various duties purportedly owed to Dayco. After a five-week trial, on November 16, 2000, the jury awarded the Company $23.0 million in damages for breach of the pricing provisions, which was significantly higher than the $1.3 million in damages the Company requested for Dayco's price overcharges. The jury also found that the Company's claim for breach of warranty regarding allegedly defective piping products supplied by Dayco was time-barred by the statute of limitations. The jury awarded Dayco approximately $3.7 million in damages in Dayco's counterclaim against the Company for breach of contract for the outstanding accounts receivable. The Company has maintained a liability on its balance sheet since 1997 for Dayco's counterclaim. Both the Company and Dayco have filed post-trial motions, which are presently pending before the Court. The motions address whether the jury's $23.0 million verdict should be sustained, reduced, or eliminated, or in the alternative, whether the Court should grant a new trial on the Company's claims, in whole or in part.

     In addition, Dayco initiated a separate legal action against the Company in February 1999 in the United States District Court for the Western District of Missouri, alleging that the Company is infringing certain patents held by Dayco relating to hose couplings and seeking, among other things, a determination of infringement, damages, and injunctive relief. In July, 2000 the Court issued a summary judgment in favor of the Company on the basis that the Company was not infringing the Dayco patents. Dayco has filed an appeal to the United States Court of Appeals for the Federal Circuit, which is currently pending.

     A legal action was filed in the Fifth Circuit Court of the State of Hawaii on September 16, 1997 by JJR Inc., James Jasper Enterprises, Inc., and others with interests in a retail shopping center on the Island of Kauai, Hawaii, against the Company, Dayco, and Senter Petroleum, Inc. for damages allegedly resulting from the failure of the Company's Enviroflex piping system on or about August 12, 1996 at The Little Gas Shack (the "Shack"), a retail gasoline service facility supplied by Senter Petroleum, Inc., adjacent to the shopping center. Prior to trial, a settlement was reached between the plaintiffs and all of the defendants except Senter Petroleum, under the terms of which the Company's insurance carrier will make a nominal payment, and the Company will be released from the claims of plaintiffs, and indemnified against the claims of Senter.

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

13.  COMMITMENTS

     Dayco Agreement. On January 1, 1993, Dayco and the Company entered into a five-year supply agreement (the "Dayco Agreement") pursuant to which Dayco agreed to sell Enviroflex primary pipe exclusively to the Company for use in flexible double-wall underground piping systems and the Company agreed to purchase such pipe exclusively from Dayco. During 1997, the Company terminated this agreement (See Note 12 of Notes to Consolidated Financial Statements). Dayco has asserted that it is entitled to payment of approximately $4.0 million for goods, services, and freight contracted for by the Company under the Dayco Agreement. The Company has declined to pay this for the reason, among other things, that management estimates that amounts owed to the Company by Dayco exceed the amount to which Dayco claims it is entitled. As discussed in Note 12, the jury awarded Dayco $3.7 million for its claim. The Company has not adjusted the amount recorded on its balance sheet as this matter is not resolved.

     Employment Agreements. The Company has employment agreements with certain key executives that provide severance pay benefits if there is a change in control of the Company. The agreements will continue in effect on a year-to-year basis until terminated or not renewed by the Company or key executives. Upon a change in control, the Company shall continue to pay the key executives' salaries per the agreements and certain benefits for the agreed upon time periods. The maximum contingent liability under the agreements at December 31, 2000 was $230,000.

     Lease Commitments. The Company leases its facilities, certain office equipment and vehicles under noncancelable operating leases. Total rental expense under these leases for the years ended December 31, 2000, 1999 and 1998 was approximately $870,000, $1,075,000, and $943,000, respectively.

     Future minimum lease payments under noncancelable operating leases at December 31, 2000 are as follows (rounded to the nearest thousand):

Year ended
December 31,

------------
    2001............................................    839,000
    2002............................................    715,000
    2003............................................    683,000
    2004............................................      3,000
    2005............................................         --
                                                     ----------
                                                      2,240,000

                                                     ==========

14.  FOREIGN OPERATIONS AND EXPORT SALES

     Summarized financial data with respect to the operations of TCIE-NV at December 31, 2000 and 1999 and for the years then ended follows (rounded to the nearest thousand):

                                                    2000         1999
                                                 -----------  -----------
Total assets...................................  $ 2,372,000  $ 2,113,000
Total liabilities..............................      346,000      537,000
                                                 -----------  -----------
Net assets.....................................  $ 2,026,000  $ 1,576,000
                                                 ===========  ===========
Net sales......................................  $ 3,336,000  $ 3,248,000
                                                 ===========  ===========
Net income.....................................  $   187,000  $   384,000
                                                 ===========  ===========

   The Company's net sales by geographic region (rounded to the nearest thousand) are as follows:

                                                Year Ended December 31,
                                        -------------------------------------
                                            2000         1999         1998
                                        -----------  -----------  -----------
Net Sales:
 United States........................  $12,024,000 $18,938,000  $41,950,000
 Canada...............................      359,000     892,000    1,646,000
 Mexico, Central and South America....      725,000   1,407,000    5,059,000
 Europe and the Middle
  East................................    3,336,000   3,248,000    3,781,000
 Southeast Asia,
  Australia and New

  Zealand.............................      211,000     428,000    1,146,000
                                        ----------- -----------  -----------
Total.................................  $16,655,000 $24,913,000  $53,582,000
                                        =========== ===========  ===========


15.    QUARTERLY INFORMATION  (UNAUDITED)

     The Company's operations generally experience higher volume of product sales in the second and third quarters of each year in part due to buying trends of distributors who eventually sell the Company's product to the end user. Also, demand for the Company's products is generally lower during the winter months than in other seasons, particularly in regions of the United States where distributors may be subject to harsh winters. Accordingly, the Company expects revenue and operating results to be generally lower in the first and fourth quarters as compared to the second and third quarters.

    The following is a table of certain items in the Consolidated Statements of Operations by quarter for 2000 and 1999.

                                                                       (In Thousands, except Per Share Data)
                                                               FIRST            SECOND            THIRD            FOURTH
                                                              QUARTER          QUARTER           QUARTER          QUARTER
Revenue.........................                  2000           $ 3,980           $ 4,401          $ 4,475           $ 3,799
                                                  1999             7,770             7,136            5,742             4,265
Operating loss....................                2000            (1,377)           (2,156)          (1,490)           (2,270)
                                                  1999            (1,421)           (2,069)          (2,337)           (3,143)
Basic loss per share................              2000             (0.38)            (0.55)           (0.42)            (0.59)
                                                  1999             (0.22)            (0.31)           (0.35)            (0.51)
Diluted loss per share..............              2000             (0.38)            (0.55)           (0.42)            (0.59)
                                                  1999             (0.22)            (0.31)           (0.35)            (0.51)
Net loss........................                  2000            (1,566)           (2,378)          (1,706)           (2,625)
                                                  1999              (965)           (1,389)          (1,543)           (2,273)